SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For April 20, 2007

Transportadora de Gas del Sur S.A.

Don Bosco 3672, Fifth Floor

1206 Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes_  No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Transportadora de Gas del Sur S.A.

We have audited the accompanying consolidated balance sheets of Transportadora de Gas del Sur S.A. and its subsidiary as of December 31, 2006 and 2005, and the related consolidated statements of income, of changes in shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Transportadora de Gas del Sur S.A. and its subsidiary at December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in Argentina.

Accounting principles generally accepted in Argentina vary in certain significant respects from the accounting principles generally accepted in the United States of America and as allowed by Item 18 to Form 20-F, information relating to the nature and effect of such differences is presented in Note 12 to the consolidated financial statements.

PRICE WATERHOUSE & CO. S.R.L.

Rubén O. Vega (Partner)

City of Buenos Aires, Argentina

February 5, 2007 (except with respect to the matters discussed in

Note 12 to the consolidated financial statements, which is as of April 17, 2007)

TRANSPORTADORA DE GAS DEL SUR S.A.

	2006	2005
CURRENT ASSETS		
Cash and banks	6,583	2,418
Investments (Note 13.c)	471,673	510,526
Accounts receivable, net (Note 4.a)	178,314	179,612
Other receivables (Note 4.b)	45,635	21,780
Inventories	9,636	5,926
Total current assets	711,841	720,262
NON CURRENT ASSETS		
Accounts receivable (Note 4.c)	14,710	18,393
Other receivables (Note 4.d)	193,710	182,162
Investments (Note 13.b)	641	989
Property, plant and equipment, net (Note 13.a)	4,217,871	4,274,721
Intangible assets, net	469	703
Total non-current assets	4,427,401	4,476,968
Total assets	5,139,242	5,197,230

	2006	2005
CURRENT LIABILITIES		
Accounts payable (Note 4.e)	181,790	128,092
Loans (Note 6)	99,063	119,294
Payroll and social security taxes payable	14,764	12,361
Taxes payable (Note 4.f)	20,805	11,200
Other liabilities (Note 4.g)	62,326	68,512
Total current liabilities	378,748	339,459
NON CURRENT LIABILITIES		
Accounts payable (Note 4.h)	59,839	17,221
Loans (Note 6)	1,918,524	2,416,443
Total non-current liabilities	1,978,363	2,433,664
Total liabilities	2,357,111	2,773,123
MINORITY INTEREST	2	-
SHAREHOLDERS' EQUITY	2,782,129	2,424,107
Total liabilities and shareholders' equity	5,139,242	5,197,230

The accompanying notes are an integral part of these consolidated financial statements.

TRANSPORTADORA DE GAS DEL SUR S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Shareholders´ contributions			Retained Earnings		
	Common stock	Inflation adjustment to common stock	Total Common stock	Legal reserve	(Accumulated deficit) / Retained earnings	Total shareholders' equity
Balances at December 31, 2003	794,495	1,145,012	1,939,507	148,517	(29,352)	2,058,672
Net income for the year	-	-	-	-	147,928	147,928
Balances at December 31, 2004	794,495	1,145,012	1,939,507	148,517	118,576	2,206,600
Resolutions of the Ordinary Shareholders´Meeting held on March 31, 2005:						
Appropiation to legal reserve	-	-	-	5,929	(5,929)	-
Net income for the year	-	-	-	-	217,507	217,507
Balances at December 31, 2005	794,495	1,145,012	1,939,507	154,446	330,154	2,424,107
Resolutions of the Ordinary Shareholders´Meeting held on March 20, 2006:						
Appropiation to legal reserve	-	-	-	10,875	(10,875)	-
Net income for the year	-	-	-	-	358,022	358,022
Balances at December 31, 2006	794,495	1,145,012	1,939,507	165,321	677,301	2,782,129

The accompanying notes are an integral part of these consolidated financial statements.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.b.,

except for per share and per ADS amounts in constant Argentine pesos or unless otherwise indicated)

1.

BUSINESS DESCRIPTION

Transportadora de Gas del Sur S.A. (“the Company” or “TGS”) is one of the companies created as a result of the privatization of Gas del Estado S.E. (“GdE”). The Company commenced operations on December 29, 1992 and it is engaged in the transportation of natural gas and production and commercialization of natural gas liquids (“NGL”) in Argentina. TGS’s pipeline system connects major gas fields in southern and western Argentina with gas distributors in those areas and in the greater Buenos Aires area. The gas transportation license to operate this system for a period of thirty-five years (“the License”) was exclusively granted to the Company. TGS is entitled to a one-time extension of ten years provided that it has essentially met the obligations imposed by the License and by the Ente Nacional Regulador del Gas (National Gas Regulatory Agency or “ENARGAS”). The General Cerri Gas Processing Complex (the “Cerri Complex”), where the Company processes natural gas by extracting NGL, was transferred from GdE along with the gas transmission assets. The Company also renders midstream services, which mainly consist of gas treatment, removal of impurities from the natural gas stream, gas compression, wellhead gas gathering and pipeline construction, operation, and maintenance services.

2.

BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company’s consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Argentina (“Argentine GAAP”), and the regulations of the Comisión Nacional de Valores (the Argentine National Securities Commission or “CNV”) and ENARGAS. Argentine GAAP differs in certain significant respects from generally accepted accounting principles in the United States of America ("US GAAP"). Such differences involve methods of measuring the amounts shown in the financial statements, as well as additional disclosures required by US GAAP and Regulation S-X of the Securities and Exchange Commission (“SEC”). A description of the significant differences between Argentine GAAP and US GAAP as they relate to the Company is set forth in Note 12 to these consolidated financial statements.

In accordance with Argentine GAAP, the presentation of the parent company’s individual financial statements is mandatory. Consolidated financial statements are to be included as supplementary information to the individual financial statements. For the purpose of these financial statements, individual financial statements have been omitted since they are not required for SEC reporting purposes.

The consolidated financial statements include the accounts of TGS and its subsidiary Telcosur S.A. (“Telcosur”) over which it has effective control. Investments in companies, in which the Company exercises significant influence, but not control, are accounted for under the equity method. The Company followed the methodology established in Technical Resolution (“TR”) No. 21 “Equity Method of Accounting, Consolidation of Financial Statements and Related Party Transactions” of the Argentine Federation of Professional Councils in Economic Sciences (“Argentine Federation”) and approved by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires (“CPCECABA”). The accounting policies followed by Telcosur in the preparation of its financial information are consistent with those applied by TGS. All significant intercompany transactions have been eliminated in consolidation.

Detailed data reflecting subsidiary direct control as of  December 31, 2006, 2005 and 2004 is as follows:

Company	% of shareholding and votes			Closing date	Legal address
	2006	2005	2004
TELCOSUR S.A.	99.98%	99.98%	99.98%	December 31,	Don Bosco 3672, 6th Floor Autonomous City of Buenos Aires

Certain reclassifications of prior year information have been made to conform to the current year presentation.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.b.,

except for per share and per ADS amounts in constant Argentine pesos or unless otherwise indicated)

a)

Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make accounting estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, as well as the reported amounts of revenues and expenses during the reporting fiscal year. Estimates are used when accounting for the allowance for doubtful accounts, depreciation, amortization, income taxes, allowance for contingencies, impairment of long-lived assets, and present value of long term receivables and liabilities. Actual results could be significantly different from such estimates.

b)

Presentation of consolidated financial statements in constant Argentine pesos

The consolidated financial statements have been prepared in constant Argentine pesos, recognizing the overall effects of inflation up to August 31, 1995. As from that date, in line with professional accounting standards and the requirements of the control authorities, the Company discontinued the restatement of its consolidated financial statements until December 31, 2001.

As established by Resolution No. 3/2002 of the CPCECABA and Resolution No. 415 of the CNV, as from January 1, 2002, the Company resumed the recognition of the effects of inflation in these consolidated financial statements, following the provisions of TR No. 6, as amended by TR No. 19, both issued by the Argentine Federation.  Accounting measurements restated due to the change in the purchasing power of the currency up to August 31, 1995, as well as those which have been originated between that date and December 31, 2001, are stated in the currency value as of the later date.

On March 25, 2003, the Executive Branch issued Decree No. 664, which provides that financial statements for periods ending after such date shall be stated in historical Argentine pesos. As a consequence and in accordance with Resolution No. 441, issued by the CNV, the Company suspended inflation accounting effective March 1, 2003. This criterion is not in line with Argentine GAAP, which stipulate that financial statements should be restated as of September 30, 2003. If the Company had applied inflation accounting for the period from March 1 to September 30, 2003, the non-recognized inflation effect on net income and shareholders´equity for the fiscal years ended December 31, 2006, 2005 and 2004 would not be significant.

The restatement methodology is computed at each balance sheet date, using the Argentine Wholesale Price Index (“WPI”) published by the Instituto Nacional de Estadística y Censos (“INDEC”), as follows:

-

Non-monetary items and consolidated statement of income amounts are adjusted to reflect the then-current general purchasing power;

-

Monetary items are not adjusted as such items are, by their nature, stated in terms of current general purchasing power in the financial statements; and

-

Monetary gains or losses are recognized in the consolidated statement of income, reflecting the effect of holding monetary items. This gain or loss on exposure to inflation (monetary gain or loss) is included in the consolidated statement of income within “Net financial expense”.

Information presented for comparative purposes has been restated in constant currency as of February 28, 2003.

c)

Adoption by CNV of accounting standards

The CNV issued General Resolutions No. 485 and No. 487 on December 29, 2005 and January 26, 2006, respectively, which adopted, with certain modifications, the new accounting standards previously issued by the CPCECABA through its Resolution CD 93/2005. These standards were mandatory for fiscal years or interim periods corresponding to fiscal years beginning as from January 1, 2006.

The most significant changes included in the accounting standards adopted by the CNV relate to (i) changes in the impairment test of long-lived assets and (ii) changes to deferred income tax accounting.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.b.,

except for per share and per ADS amounts in constant Argentine pesos or unless otherwise indicated)

Under the new standards, the carrying value of a long-lived asset is considered impaired by the Company when the expected cash flows from such asset are separately identifiable and are less than the carrying value of the asset. Expected cash flows are determined using the anticipated cash flows discounted at a rate commensurate with the risk involved.

The new standards provide for the accounting treatment of differences between the tax basis and book basis of non-monetary items for deferred income tax calculation purposes when companies prepare price-level restated financial statements. The new accounting mandates companies to treat these differences as temporary differences. However, the standard allows a one-time accommodation to continue treating the differences between the tax basis and indexed book basis of non-monetary items as permanent at the time of adoption of the standard. As such, the Company elected to continue treating differences as permanent.

d)

Short-term receivables and liabilities

Short-term receivables and liabilities, including accrued interest if applicable at the end of each year, have been valued at their respective nominal amount, which does not materially differ from the present value of the future cash flow that the receivables and liabilities will generate, using the internal rate of return estimated at inception.

e)

Foreign currency assets and liabilities

Assets and liabilities denominated in foreign currencies, including accrued interest, if applicable, have been translated at the prevailing exchange rates at the end of each year. Detailed information is disclosed in Note 13.f).

Generally, foreign currency transaction gains and losses are included in the determination of net income or loss.

However, CNV Resolution No. 398 provides, under certain circumstances, for the application of CPCECABA Resolution MD No.3/02, issued in March 2002, which provides that foreign currency transaction gains or losses on or after January 6, 2002, related to liabilities in foreign currency as of such date must be allocated to the cost of assets acquired or constructed with such financing as long as a series of conditions and requirements established in such standard are complied with. However, in July 2003, the CPCECABA issued Resolution CD No. 87/03, which suspended such accounting treatment and therefore required foreign currency transaction gains and losses to be included in the determination of net income for the period as from July 29, 2003.

f)

Inventories

Inventories consist of natural gas in the pipeline system (in excess of line pack, which is classified as property, plant and equipment), and NGL obtained from natural gas processing at the Cerri Complex. Inventories have been valued at replacement or reproduction cost, as applicable, at the end of each year. The carrying value of inventories does not exceed its net realizable value.

g)

Current investments

Bank accounts and fixed-term deposits in local and foreign currency have been valued at their face values plus accrued interest. Private bonds have been valued at their face values plus accrued interest ("amortized cost"), which do not materially differ from their discounted value using the internal rate of return effective at inception.

Mutual funds and government bonds in foreign currency have been valued at market value at year-end.

Unrealized gains and losses on time deposits and mutual funds are included in financial results, net, in the consolidated statement of income.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.b.,

except for per share and per ADS amounts in constant Argentine pesos or unless otherwise indicated)

h)

Long-term receivables and liabilities

Long-term receivables and liabilities (except for deferred tax assets and liabilities and asset tax credit as described below) have been valued based on the best estimate of the discounted value of the amounts expected to be collected or paid, as applicable, using the interest rate effective at the time of the initial measurement.

Loans have been valued based on the present value of the amounts expected to be paid (include additional interests of Tranche B-A of the restructured debt, which should be paid in accordance to the Company´s estimates), using the internal rate of return estimated at the inception of the transaction. This rate does not significantly differ from the market interest rate at that moment.

Assets and liabilities generated as a result of the application of the deferred tax method (net of the valuation allowance for non-recoverable deferred tax assets) and the asset tax credit have been calculated at their nominal value.

i)

Non-current investments

Equity investments in companies in which the Company’s ownership interest ranges between 20% and 50% are Gas Link S.A. (“Link”), Transporte y Servicios de Gas en Uruguay S.A. (“TGU”) and Emprendimientos de Gas del Sur S.A. (“EGS”), have been accounted for under the equity method. These investments have been valued based on the financial statements at the dates specified in Note 13.b), which have been prepared applying the same accounting policies as those used by the Company to prepare its consolidated financial statements. As of December 31, 2006 and 2005, the investment in Link has been adjusted by Ps. 4,368 and Ps. 4,538, respectively, due to the elimination of intercompany profits.

The Company considers its foreign subsidiary TGU to be a “non-integrated subsidiary”. Consequently, TGU’s assets and liabilities have been translated into Argentine pesos using the exchange rate in effect at year-end, while its common stock and retained earnings accounts have been translated using historical exchange rates.

As of September 30, 2006, EGS recorded losses that exceeded the book value of the investment booked by the Company. Since the Company is committed to provide additional financial support to EGS, the Company has recorded the losses in excess of the carrying amount of the investment as other liabilities.

The Company’s management is not aware of any significant subsequent events which affected the financial statements of EGS, Link and TGU as of September 30, 2006.

j)

Property, plant and equipment, net

-

Assets transferred from the privatization of GdE: The value of these assets was determined based on the price paid for the acquisition of 70% of the Company’s common stock, which amounted to US$ 561.2 million. This price was the basis to determine a total value of common stock of US$ 801.7 million, which, when added to the debt assumed under the Company’s privatization agreement (the “Transfer Agreement”) of US$ 395.0 million, resulted in a total value for property, plant and equipment of US$ 1,196.7 million.  Such value, converted at the exchange rate in effect as of the date of the Transfer Contract, has been restated for the effects of inflation as described in Note 2.b).

-

Line pack: It represents the natural gas in the transportation system that is necessary to keep the system at operating capacity, valued at acquisition cost and restated for the effects of inflation as described in Note 2.b).

-

Capitalization of exchange loss: Resolutions No. 3/2002 and 87/03 issued by the CPCECABA and Resolution No. 398 of the CNV established that exchange losses arising from the devaluation of the peso from January 6, 2002 to July 28, 2003, to the extent that they were related to foreign currency liabilities existing at the first date, are to be added to the cost basis of assets acquired or constructed with direct financing by such foreign currency liabilities. Similar accounting treatment is permitted, but not required, for exchange losses arising from indirect financing. It was assumed that the proceeds from such financings were used, firstly, to cover working capital requirements and, secondly, to finance the acquisition or construction of assets that do not qualify for capitalization. The remainder was assumed to relate to assets for which capitalization is permitted.

-

Additions: They have been valued at acquisition cost restated for the effects of inflation as described in Note 2.b). The Company has capitalized all the investments stipulated as mandatory in the License during the first five-year period, in

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.b.,

except for per share and per ADS amounts in constant Argentine pesos or unless otherwise indicated)

order to achieve system integrity and public safety equal to those required by international standards. Such investments included, among others, the costs of survey programs related to internal and external pipeline inspection, cathodic protection and pipeline replacement and recoating. Additionally, Resolutions No. 1,660 and No. 1,903 issued by ENARGAS include definitions prescribing which costs should be considered improvements and which costs should be considered maintenance expenses. Repair and maintenance costs have been expensed as incurred.

- Depreciation: Accumulated depreciation related to natural gas transportation assets is computed under the straight-line method over the estimated useful lives of the specific assets, provided they are lower than the maximum useful lives established by the ENARGAS through Resolutions No. 1,660 and No. 1,903.

For depreciation of all other property, plant and equipment, the Company uses the straight-line method of depreciation and applies the annual depreciation rates disclosed in Note 13.a).

When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in the income statement.

Capitalized exchange loss is depreciated over the remaining useful lives of the assets that led to such capitalization.

- Financial charges capitalization: The company capitalizes interest and other financial charges on long term construction projects. Interest capitalized was Ps. 2,622 and Ps. 6,294 for the years ended December 31, 2006 and 2005, respectively.

Based on the projections made as discussed in Note 2.a) and c), the Company’s management believes that the recorded value of property, plant and equipment does not exceed its fair value.

The Company periodically evaluates the carrying value of these assets for impairment, by comparing the carrying value with its fair value which is calculated based on the projected cash flow discounted at a rate commensurate with the risk involved. In case that its carrying value is higher than its fair value, a loss would be recognized based on the amount by which the carrying value exceeds its fair value.

k)

Intangible assets

Intangible assets have been valued at their historical cost, restated to account for the effects of inflation as described in Note 2.b), less accumulated amortization.

The amortization of pre-operating costs, organization costs, cancellation costs of commitments assumed under the Transfer Contract and other costs was calculated over a period of primarily thirty-five years through December 31, 2000. Starting January 1, 2001, the net book value of these costs as of December 31, 2000 has been amortized over a five-year period. The cost of the acquisition of licenses is being amortized over a five-year period.

Through December 15, 2004, costs incurred as a consequence of entering into contracts to hedge the Company from fluctuations in interest rates were deferred over the term of the related loans. In addition, up to December 15, 2004, arrangement costs for the issuance of debt associated with Global Programs, as well as debt issuance costs, were deferred over the term of the related debt. As mentioned in Note 6, on December 15, 2004, the Company completed the restructuring process of its financial indebtedness. Consequently, the Company charged to expense Ps. 63.5 million which consisted of: (i) unamortized hedging costs, (ii) unamortized Global Program and notes issuance costs, and (iii) other costs incurred in connection with the restructuring process.

l)

Income tax provision

The Company did not either calculate or pay income taxes on a consolidated basis for any of the periods presented.

The Company records income taxes using the deferred tax method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Argentine GAAP requires companies to record a valuation allowance for that

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.b.,

except for per share and per ADS amounts in constant Argentine pesos or unless otherwise indicated)

component of net deferred tax assets which are not recoverable. The statutory income tax rate was 35% for all the periods presented.

The reconciliation between the income tax computed for tax purposes and the income tax expense charged to the statement of income is as follows:

	2006	2005	2004
Estimated current income tax expense	1,714	611	309
Deferred income tax expense	164,726	113,566	98,671
Change in valuation allowance	(144,549)	(101,362)	(88,414)
Income tax expense	21,891	12,815	10,566

The components of the net deferred tax asset as of December 31, 2006 and 2005, are the following:

	2006	2005
Deferred tax assets
Exchange difference (1)	-	29,001
Allowance for doubtful accounts	98	98
Present value other receivables	5,769	3,387
Present value advanced payments from clients	451	-
Other provisions	835	848
Provision for contingencies	17,547	8,574
Accrued interest from loans	18,221	11,548
Vacation accrual	1,532	1,382
Tax loss carryforwards	110,750	269,434
Valuation allowance	-	(144,549)
Foreign exchange loss generated by current investments	651	-
	155,854	179,723
Deferred tax liabilities
Deferred revenues	(744)	(800)
Foreign exchange gain generated by current investments	-	(1,198)
Property, plant and equipment, net	(81,612)	(84,050)
	(82,356)	(86,048)
Net deferred tax asset included in Other non current receivables	73,498	93,675

(1) Corresponds to the loss caused by the devaluation of the Argentine Peso as of December 31, 2002 which according to Decree

No. 2,568/02, will be deductible for income tax purposes over five years from 2002 to 2006.

Income tax expense computed at the statutory tax rate (35%) on pre-tax income differs from the income tax expense for the years ended December 31, 2006, 2005 and 2004 as follows:

	2006	2005	2004
Pre-tax income	379,914	230,322	158,494
Statutory income tax rate	35%	35%	35%
Income tax expense at statutory income tax rate	132,970	80,613	55,472
Permanent differences at statutory income tax rate
- Inflation adjustment	32,781	35,908	37,204
- Non-taxable income and non-deductible expenses	(447)	(979)	164
- Variation in deferred tax assets allowance	(144,549)	(101,362)	(88,414)
- Others	1,136	(1,365)	6,140
Total net income tax expense	21,891	12,815	10,566

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.b.,

except for per share and per ADS amounts in constant Argentine pesos or unless otherwise indicated)

The accumulated tax loss carryforwards on a consolidated basis that are available to offset future taxable income are the following:

Description	Amount	Year of expiration
Tax loss carryforward 2002 (1)	766,286	2007
Utilization in 2006	(449,858)
Accumulated tax loss carryforward	316,428

(1)

Remainder after the filing of the tax return form for fiscal year 2005.

In assessing the recoverability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become recoverable. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning in making these assessments. The Company is required to continuously evaluate the recoverability of deferred tax assets. This evaluation is based on internal projections made as discussed in Note 2.a), which are routinely updated to reflect more recent trends in the Company’s results of operations. Based on the foregoing, the current expiration period of tax loss carryforwards and due to the fact that the Company anticipates sufficient future taxable income over the periods in which the differences which created the deferred income tax assets are deductible, the ultimate realization of the deferred income tax assets for income tax purposes is considered more likely than not. As such, the Company has reversed the valuation allowance previously established against its net deferred tax assets. The Company will continue to monitor the need for a change in the valuation allowance.

As mentioned in Note 2.c), TGS has decided to disclose in note to the consolidated financial statements the deferred tax liability generated by the net book value of the inflation adjustment included in the accounting value of the property, plant and equipment. This deferred tax liability does not constitute an account payable, but it is a liability to be reversed in the period this book value is depreciated. In compliance with Resolution No. 487 of the CNV, TGS informs that, in the case that liability had been recognized, the deferred tax liability as of December 31, 2006, would have increased in Ps. 724,221, generating a net liability position of Ps. 650,771 and an impact of Ps. 756,935 in the “Adjustment to prior years” account (including a gain of Ps. 33,817 which corresponds to the fiscal year ended December 31, 2005) and a positive effect of Ps. 32,714 on the Company’s net income would have been recognized. Additionally, in 2006 and subsequent years, TGS would have recorded a lower income tax expense as follows:

Amount
Year 2007	31,772
Year 2008	31,238
Year 2009	30,960
Year 2010	30,666
Year 2011	30,612
Year 2012 onwards	568,973
Total	724,221

m)

Asset tax provision

The Company and its subsidiary are subject to the Asset Tax Law (“Impuesto a la Ganancia Mínima Presunta”). The asset tax is calculated on an individual entity basis at the statutory tax rate of 1%, and is based upon the taxable assets of each Argentine entity as of the end of the year. This tax is complementary to income tax and the Company is required to pay the greater of the income tax or the asset tax. Any excess of the asset tax over the income tax may be carried forward and recognized as a payment on account of any excess of income tax over asset tax occurring within the subsequent ten years.

In the opinion of management, it is probable that the Company will utilize such asset against future taxable income charges within the next ten years and, as a result, the Company has recognized the accumulated asset tax charge within “Other non-current receivables” in the accompanying consolidated balance sheet.

This tax credit has been recorded at its nominal value according to what it is mentioned in Note 2.h).

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.b.,

except for per share and per ADS amounts in constant Argentine pesos or unless otherwise indicated)

The breakdown of the asset tax credit as of December 31, 2006 is as follows:

Fiscal year	Amount	Year of expiration
2002	10,395	2012
2003	26,214	2013
2004	23,861	2014
2005	22,680	2015
2006	28,491	2016
Balance at the end of the year	111,641

n)

Allowances and provisions for contingencies

The Company provides for losses relating to its accounts receivable. The allowance for losses is based on management’s evaluation of various factors, including the credit risk of customers, historical trends and other information. While management uses the information available to make evaluations, future adjustments to the allowance may be necessary if future economic conditions differ substantially from the assumptions used in making the evaluations. Management has considered all events and/or transactions that are subject to reasonable and normal methods of estimation, and the consolidated financial statements reflect that consideration.

The Company has certain contingent liabilities with respect to existing claims, lawsuits and other proceedings, including those involving legal and regulatory matters. The Company records liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. Such accruals are based on developments known by TGS at the date of the issuance of these consolidated financial statements, estimates of the outcome of these matters and the experience of its legal counsel in contesting, litigating and settling other matters. As the scope of the contingent liabilities become better defined, there will be changes in the estimates of future costs, which could have a material effect on the Company's future results of operations and financial condition or liquidity.

Contingencies and allowances are disclosed in Note 9 and Note 13.d).

o)

Shareholders' equity accounts

These accounts have been restated to account for the effects of inflation as described in Note 2.b), except for "Common stock nominal value" which is stated at original cost. The adjustment derived from the restatement of such account has been disclosed under the line item “Inflation adjustment to common stock”, in the Statement of Changes in Shareholders´ Equity.

p)

Revenue recognition

Firm transportation revenues are recognized based on the accrued contracted capacity reserved regardless of actual usage. For interruptible transportation services and certain NGL production and commercialization contracts, revenues are recognized upon the delivery of natural gas or gas liquids to customers, respectively. For other NGL production and other services contracts, revenues are recognized when services are rendered.

q)

Statement of income accounts

Accounts relating to the statement of income have been restated to reflect the effects of inflation as described in Note 2.b).

-Accounts that accumulate monetary transactions, at their nominal value.

-Expenses related to consumption of non-monetary assets valued at their acquisition cost have been restated to reflect the effects of the inflation as described in Note 2.b).

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.b.,

except for per share and per ADS amounts in constant Argentine pesos or unless otherwise indicated)

- (Loss) gain on related companies were determined on the basis of TGS’ affiliates’ results and were disclosed under “(Loss) gain on related companies”.

Other expenses, net for the years ended December 31, 2006, 2005 and 2004, include the following items:

	2006	2005	2004
Insurance liquidation associated with the damage of a facility located at the Cerri Complex	24,722	-	-
Provision for contingencies	(26,115)	(3,490)	(29,246)
Others	662	(2,620)	(4,432)
Total other expense, net	(731)	(6,110)	(33,678)

The breakdown of “Net financial expense” line item for the years ended December 31, 2006, 2005 and 2004 is as follows:

	2006	2005	2004
Generated by assets
Interest income	30,603	15,363	8,659
Foreign exchange gain	13,390	15,822	32,040
Other financial results, net	1,654	(254)	(5,476)
Total	45,647	30,931	35,223

Generated by liabilities
Interest expense	(193,674)	(185,458)	(251,297)
Foreign exchange loss	(26,536)	(40,256)	(58,045)
Amortization of intangible assets	-	-	(6,029)
Write off of intangible assets retired (Notes 2.k.)	-	-	(63,530)
Interest expense reversal (Note 12.I.g.)	-	-	96,603
Other expenses and financial charges	(14,480)	(14,289)	(13,860)
Total	(234,690)	(240,003)	(296,158)
Total net financial expense	(189,043)	(209,072)	(260,935)

r)

Earnings and dividends per share and per American Depositary Shares (“ADS”)

Earnings and dividends per share and per ADS for the years ended December 31, 2006, 2005 and 2004 have been calculated based on 794,495,283 outstanding shares during each year. One ADS represents five Class B shares. As the Company does not have preferred stock or convertible debt, the amount of basic earnings per share is the same as the amount of diluted earnings per share.

3.

CONSOLIDATED BUSINESS SEGMENT INFORMATION

Operating segments are defined under Argentine GAAP as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or the decision-making group, in deciding how to allocate resources and in assessing performance. The Company’s decision-making group is the Executive Officer Committee.

For the years ended December 31, 2006, 2005 and 2004, the Company classifies its businesses into three segments: Natural Gas Transportation Services, NGL Production and Commercialization and Other Services. The operating segments are reviewed separately because each operating segment represents a strategic business unit that generally offers different products, although interrelated, and/or serves different markets.

The Company manages its segments to the operating income (loss) level of reporting.

The accounting policies of the operating segments are the same as those described in Note 2.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.b.,

except for per share and per ADS amounts in constant Argentine pesos or unless otherwise indicated)

Assets and liabilities were allocated to each segment based on the specific identification of the assets and liabilities related to the specific business. Assets and liabilities that cannot be allocated to a specific segment were grouped under "Corporate" and include investments and loans, among others.

As of and for the year ended December 31, 2006	Gas Transportation	NGL Production and commercialization	Other services	Corporate	Total
Net revenues	491,996	726,393	91,113	-	1,309,502
Operating income (loss)	211,379	370,836	33,864	(45,949)	570,130
Depreciation of property, plant and equipment	144,401	31,050	13,294	3,908	192,653
Additions to property, plant and equipment (includes work in progress)	119,882	17,719	15,429	3,381	156,411
Identifiable assets	3,836,424	449,891	166,475	686,452	5,139,242
Identifiable liabilities	121,982	61,709	9,734	2,163,686	2,357,111

As of and for the year ended December 31, 2005	Gas Transportation	NGL Production and commercialization	Other services	Corporate	Total
Net revenues	460,008	546,302	58,428	-	1,064,738
Operating income (loss)	202,787	258,470	15,952	(34,312)	442,897
Depreciation of property, plant and equipment	141,211	29,251	13,664	2,867	186,993
Additions to property, plant and equipment (includes work in progress)	140,388	23,015	4,034	4,093	171,530
Identifiable assets	3,882,854	473,787	183,561	657,028	5,197,230
Identifiable liabilities	68,145	61,074	8,067	2,635,837	2,773,123

As of and for the year ended December 31, 2004
Net revenues	434,343	506,270	53,471	-	994,084
Operating income (loss)	199,439	276,038	10,780	(32,507)	453,750
Depreciation of property, plant and equipment	135,318	27,509	13,858	4,606	181,291
Additions to property, plant and equipment (includes work in progress)	86,614	12,605	2,578	7,588	109,385
Identifiable assets	4,004,438	452,309	194,852	493,872	5,145,471
Identifiable liabilities	68,543	43,476	4,838	2,822,014	2,938,871

The Company renders services of gas transportation business principally to gas distribution companies, to Petrobras Energía, to Profertil S.A. (“Profertil”) and to Repsol-YPF S.A. (“Repsol-YPF”). Significant customers in terms of net revenues from gas transportation for the years ended December 31, 2006, 2005 and 2004 are as follows:

	Net revenues
	2006	2005	2004
MetroGAS S.A.	176,474	173,518	171,573
Camuzzi Gas Pampeana S.A.	89,501	83,696	77,914
Gas Natural BAN S.A.	70,042	64,477	60,847
Petrobras Energía (Note 10)	26,635	25,173	25,522
Camuzzi Gas del Sur S.A.	23,915	22,542	19,153
Profertil	11,459	11,577	11,592
Repsol-YPF	27,346	16,853	11,205

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.b.,

except for per share and per ADS amounts in constant Argentine pesos or unless otherwise indicated)

Significant customers in the NGL production and commercialization segment are Petrobras International Finance Company (“PIFC”), a subsidiary of Petrobras Petróleo Brasileiro S.A., and PBB-Polisur S.A. (“Polisur”). Net revenues from these customers (include NGL sales made on behalf of third parties, from which TGS withholds charges for the production and commercialization of NGL) for the fiscal years ended December 31, 2006, 2005 and 2004 are as follows:

	Net revenues
	2006	2005	2004
PIFC	530,212	383,871	364,535
Polisur	238,188	141,547	132,231

4.

SUMMARY OF SIGNIFICANT BALANCE SHEET ITEMS AS OF DECEMBER 31, 2006 AND 2005

		2006	2005
a)	Current accounts receivable
	Gas transportation
	MetroGAS S.A.	16,649	16,828
	Camuzzi Gas Pampeana S.A.	8,473	8,252
	Gas Natural BAN S.A.	7,358	7,489
	Camuzzi Gas del Sur S.A.	2,189	1,982
	Profertil	1,158	1,183
	Repsol-YPF	6,997	5,758
	Related companies (Note 10)	3,469	4,899
	Others	12,628	11,860
	Subtotal	58,921	58,251

	NGL production and commercialization
	Polisur	25,089	10,909
	Pan American Energy LLC (Argentine Branch)	7,979	2,153
	Total Austral S.A.	5,790	7,305
	Related companies (Note 10)	50,681	68,751
	Others	6,456	6,081
	Subtotal	95,995	95,199

	Other services
	Pan American Energy LLC (Argentine Branch)	2,085	7,438
	Profertil	3,340	3,305
	Sipetrol Argentina S.A.	538	-
	Related companies (Note 10)	9,246	4,459
	Others	9,109	11,880
	Subtotal	24,318	27,082

	Allowance for doubtful accounts (Note 13.d)	(920)	(920)
	Total	178,314	179,612

b)	Other current receivables
	Tax credits	23,592	8,004
	Prepaid insurance expense	4,589	4,369
	Advances to suppliers	9,737	1,388
	Others	7,717	8,019
	Total	45,635	21,780

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.b.,

except for per share and per ADS amounts in constant Argentine pesos or unless otherwise indicated)

		2006	2005
c)	Non current accounts receivable
	Other services
	Pan American Energy LLC (Argentine Branch)	-	2,368
	Profertil	14,710	16,025
	Total	14,710	18,393

d)	Other non current receivables
	Deferred income tax (Note 2.l.)	73,498	93,675
	Asset tax credit (Note 2.m.)	111,641	80,085
	Others	8,571	8,402
	Total	193,710	182,162

e)	Current accounts payable
	Suppliers	152,285	91,146
	Advances from customers	27,054	31,968
	Related companies (Note 10)	2,451	4,978
	Total	181,790	128,092

f)	Taxes payable
	Asset tax, net	13,733	6,364
	Turnover tax	884	1,539
	Value added tax (“VAT”)	1,917	-
	Tax on exports	803	702
	Others	3,468	2,595
	Total	20,805	11,200

g)	Other liabilities
	Provisions for contingencies (Note 13.d)	50,133	24,497
	Provisions for GdE lawsuit (1)	11,517	43,326
	Other provisions	676	689
	Total	62,326	68,512

h)	Non current accounts payable
	Advances from customers	59,839	17,221
	Total	59,839	17,221

(1) Net of the cost of Cordillerano Pipeline expansion which belongs to the Argentine Government. This cost amounted to Ps. 32,418 and Ps. 17,537 as of December 31, 2006 and 2005, respectively, and was compensated of the final amount of the sentence, according to Decree No. 959/04 (Note 9.d).

5.

SUPPLEMENTAL CASH FLOW INFORMATION

For purposes of the consolidated statement of cash flows, the Company considers all highly liquid temporary investments with an original maturity of three months or less at the time of purchase to be cash equivalents. The cash flow statement has been prepared using the indirect method, which requires a series of adjustments to reconcile net income for the year to net cash flows from operating activities.

The following table reconciles the balances included as cash and banks and current investments in the balance sheet to the total amounts of cash and cash equivalents at the beginning and end of the period shown in the statements of cash flow:

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.b.,

except for per share and per ADS amounts in constant Argentine pesos or unless otherwise indicated)

	As of December 31,
	2006	2005	2004
Cash and banks	6,583	2,418	10,116
Current investments	471,673	510,526	325,777
Current investments with original maturity longer than three months	-	-	(96)
Total cash and cash equivalent	478,256	512,944	335,797

Non-cash transactions are as follows:

	As of December 31,
	2006	2005	2004
Acquisition of Property, Plant & Equipment through an increase in Accounts payable	36,079	7,337	5,525
Financial charges capitalization	(286)	(1,647)	-

Cash flows resulting from operations include net financial expense generated by cash and cash equivalents as of December 31, 2006, 2005 and 2004 for Ps. 33,405, Ps. 24,808 and Ps. 19,668.

6.

LOANS

Short-term and long-term debt as of December 31, 2006 and 2005 comprise the following:

	2006	2005
Current Loans:
Tranche A:
2004 Euro medium – term notes (“EMTN”) Program: Series 1 notes	54,381	63,930
Privately placed notes	3,414	9,875
Inter-American Development Bank (“IDB”) loans	30,197	34,835

1999 EMTN Program: Series 2 notes (1)	92	379

Interests payable	8,003	7,510
Leases (rates between 7.65% and 9.00%)	2,976	2,765
Total current loans	99,063	119,294

Non current loans:
Tranche A
2004 EMTN Program: Series 1 notes	331,490	625,675
Privately placed notes	20,810	96,995
IDB loans	184,211	341,371

Tranches B-A and B-B
2004 EMTN Program: Series 1 notes	781,720	774,061
Privately placed notes	121,145	119,958
IDB loans	426,436	422,258

Interests payable	52,060	32,995
Leases (rates between 7.65% and 9.00%), due through 2008	652	3,130
Total non-current loans	1,918,524	2,416,443
Total loans	2,017,587	2,535,737

(1) Corresponds to notes that were not tendered in the exchange.

Debt corresponding to Tranches A, B-A and B-B was issued in December 2004 to refinance and restructure the terms and conditions of the previous outstanding loans, which payments of principal and interest were suspended in May 2003.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.b.,

except for per share and per ADS amounts in constant Argentine pesos or unless otherwise indicated)

The principal terms of the Company’s outstanding debt obligations are as follows:

Description	Tranche A	Tranches B-A y B-B
Principal	US$ 470,306,281, which represents 52% of the total principal amount.	US$ 409,044,874 y US$ 25,083,940, respectively, representing approximately 48% of the principal amount.
Interest	Ranging from an annual rate of 5.3% for the first year to 7.5% in the last year, payable on a quarterly basis.

Ranging from an annual rate of 7% for the first year to 10% in the ninth year, payable on a quarterly basis,

The Tranche B-A debt obligations may also accrue additional interest from December 15, 2006 onwards at an incremental annual interest rate ranging from 0.75% to 2%, subject to the level of the Company’s consolidated adjusted EBITDA (as defined in the new debt obligations) for each applicable fiscal year. The Tranche B-B debt obligations will also accrue additional interest at an incremental annual rate starting at 0.60% in the third year and increasing by 5 basis points (0.05%) annually until such annual rate reaches 0.90% in the last year.

Principal amortization	Amortization quarterly payments commencing on March 15, 2005 until December 15, 2010.	Amortization quarterly payments commencing on March 15, 2011 until December 15, 2013.

The outstanding debt obligations include an accelerated amortization feature, referred to as “early cash surplus amortization”, the implementation and amount of which will depend on the Company’s consolidated debt ratio (relationship between the Company’s consolidated total indebtedness and consolidated adjusted EBITDA of the last four quarters -each as defined in the new debt obligations-) for the applicable fiscal period, the liquidity level and the amount of the Company’s cash surplus for such applicable fiscal period, as adjusted for certain subsequent payments that the Company makes. The Company is required to determine whether an early amortization amount is payable with respect to each fiscal year or portion thereof, occurring during the period from and including December 15, 2004 to and including December 15, 2010. Early amortization amounts will be calculated and, if applicable, paid to holders of the Company’s new debt obligations following the applicable reference period. The Company will also be required to determine whether an early amortization amount is payable for any semi-annual period occurring during the period set forth above with respect to which the Company makes a dividend payment to the Company’s shareholders. The Company may also, in its sole discretion, make an early amortization payment with respect to any fiscal quarter occurring during the period set forth above.

The schedule of future principal amortizations is as follows (subject to early cash surplus amortization):

	In millions of Pesos
	2007	2008	2009	2010	2011	2012	2013
Tranche A	88	144	188	205	-	-	-
Tranches B-A and B-B	-	-	-	-	545	585	199

The notes and privately placed notes in a principal amount of US$ 531,870,232 and US$ 82,424,863, respectively, were issued pursuant to the Company’s Global Program, which provides for the issuance of notes up to a maximum amount of US$ 800 million. The creation of the Global Program was approved by the Annual Shareholders’ Meeting held on April 2, 2004 and was authorized by the CNV on October 28, 2004. Public trading of notes was authorized by the Bolsa de Comercio de Buenos Aires ("BCBA") and the Mercado Abierto Electrónico (“MAE”).

Covenants:

The Company is subject to several restrictive covenants under its new debt obligations which include, among others, the following:

i)

The Company may not incur new debt, except for the following, among others:

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.b.,

except for per share and per ADS amounts in constant Argentine pesos or unless otherwise indicated)

a.

Debt for the financing of working capital, including short-term financing or imports/exports financing, provided that the aggregate outstanding amount of this type of debt does not exceed US$ 25 million.

b.

Debt for the refinancing of the restructured debt.

c.

As from December 15, 2007, the Company may assume additional indebtedness provided that at the moment of incurring such debt the consolidated debt ratio is lower than 3.50 for any incurrence during the twelve-month period starting as from December 15, 2007. This cap decreases throughout the subsequent years to reach a minimum of 3.00 in the year 2013.

d.

Outstanding financial leasing obligations shall not exceed US$ 10 million at any moment.

e.

Debt related to hedging or foreign currency agreements, provided that such agreements are not entered into for speculative purposes and are required to cover or manage the risk the Company is or is expected to be exposed to in the normal course of business.

ii)

The Company may not make capital expenditures, other than the following capital expenditures, among others:

a.

Capital expenditures without restrictions when related to (i) capital expenditures used in emergency unscheduled repairs and maintenance; (ii) capital expenditures to be financed by third parties through advance payments from customers and (iii) capital expenditures to be financed by capital contributions in cash or by the issuance of subordinated debt.

b.

Capital expenditures incurred in connection with maintenance activities, up to a maximum annual amount of US$ 26 million in 2004, increasing up to US$ 58 million in 2010 and subsequent years while the restructured debt remains outstanding. However, if in any fiscal year the total amount of capital expenditures is lower than the specified maximum amounts, the difference may be added to the maximum amount of the subsequent year.

c.

Capital expenditures not included in a. and b., out of an initial amount of US$ 75 million which may be increased when early payments of debt principal are made based on liquidity surplus accomplished at the end of each fiscal year.

d.

Any capital expenditures without any restriction from December 15, 2008, if the consolidated debt ratio (as defined in the new debt obligations) is lower than 3.00.

iii)

The Company may pay dividends as long as (i) the Company is not in default under the new debt obligations, (ii) an early cash surplus amortization payment is made and the additional interest payments, if any is required, in respect of the Tranche B debt obligations is made and, (iii) the consolidated coverage ratio at the closing of each annual or quarterly financial statement is higher than 2.70 in fiscal year 2005 (this minimum increases up to 3.00 for fiscal year 2009 and thereafter). The consolidated coverage ratio is the quotient of the consolidated adjusted EBITDA to the consolidated interest expense.

The aggregate amount of management fee and dividends paid shall not exceed US$ 15 million for fiscal years 2005 and 2006, US$ 20 million for fiscal year 2007 and US$ 25 million for fiscal year 2008 and subsequent years, as long as the new debt obligations remain outstanding.

iv)

Restriction of asset sales: TGS shall not carry out any asset sales unless (i) the sale operation involves a non-regulated asset and is carried out as an arms-length transaction, (ii) the price at the transaction date is at least the fair market value of the assets sold and (iii) at least 75% of the payment received by the Company is in cash or a cash equivalent. Additionally, the proceeds obtained from non-regulated asset sales shall be used to repay the new debt obligations of the Company, unless they are reinvested in new assets within a year as from the date of the sale transaction, or the total amount of the sales made during the fiscal year does not exceed US$ 3 million.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.b.,

except for per share and per ADS amounts in constant Argentine pesos or unless otherwise indicated)

Creation of 2007 Global Program:

The Extraordinary Shareholders' meeting held on December 21, 2006 approved the creation of the 2007 Global Program in order to issue notes in a maximum aggregate amount of US$ 650,000,000. The 2007 Global Program was authorized by the CNV on January 18, 2007.

7.

REGULATORY FRAMEWORK

a)

General framework and current tariff context:

The Company’s natural gas transportation business is regulated by Law No. 24,076 (“the Natural Gas Act”), its regulatory decree No. 1,738/92 and by regulations issued by ENARGAS, which is entitled, among other things, to set the basis for the calculation, monitoring and approval of tariffs (the “Regulatory Framework”). According to the Regulatory Framework, transportation tariffs were to be calculated in US dollars and converted into Argentine pesos at the time the customer was billed using the exchange rate prevailing at that time. The basic gas transportation tariffs charged by TGS had been established at the time of the privatization of GdE and were to be adjusted, subject to prior authorization, in the following cases: (i) semi-annually to reflect changes in the US producer price index (“PPI”) and (ii) every five years according to efficiency and investment factors determined by ENARGAS. The “efficiency factor” is a reduction to the base tariff resulting from future efficiency programs while the “investment factor” increases the tariffs to compensate the licensees for future investments which are not repaid through tariffs. Also, subject to ENARGAS approval, tariffs were to be adjusted to reflect non-recurrent circumstances or tax changes, other than income tax.

The terms and conditions as described in the precedent paragraph in connection with tariff adjustments contemplated within the Regulatory Framework are no longer effective since the enactment of the Public Emergency Law in early 2002 (the “Emergency Law”), which, among other provisions, eliminated tariff increases based on US dollar exchange rate fluctuations, foreign price indexes or any other indexing procedure and established a conversion rate of one peso to one US dollar for tariffs. The Emergency Law also granted the Executive Branch power to renegotiate contracts entered into with private utility companies, pursuant to the framework included in the said law as long as it is in force, which will expire in December 31, 2007, after several extensions.

In July 2003, the Unit for Renegotiation and Assessment of Utilities Contracts (“UNIREN”) was created under the joint jurisdiction of the Ministry of Economy and Production and the Ministry of Federal Planning, Public Investment and Services. UNIREN conducts the renegotiation process of the contracts related to utilities and public works, and is entitled to enter into total or partial agreements with the licensees and submit projects regulating the transitory adjustment of tariffs and prices, among other things. At the end of 2003, the UNIREN submitted the “Preliminary Renegotiation Guidelines” to TGS including a draft agenda with main issues to be discussed during the renegotiation process such as costs, investment programs and financing, rates of return and tariffs, etc, and a renegotiation schedule which set December 28, 2004 as the deadline for the adjustment of the regulatory framework with the approval of the National Congress.

In July 2004, UNIREN submitted to TGS a proposal for the adjustment of the contractual terms and conditions of the License, which among other things provided for a tariff increase of 10% effective as from 2005, an overall tariff review to become effective as from 2007 and required TGS’s and its shareholders’ abandonment of any claim or lawsuit resulting from the effects of the Public Emergency Law on the License prior to the effectiveness of a renegotiation of the License, and also demanded TGS to hold the Argentine government harmless from any claim or lawsuit filed by its shareholders. As this proposal differed from discussions TGS previously had with UNIREN, the Company rejected it and sought to reach an overall agreement with UNIREN by the end of 2004 (in line with UNIREN’s original proposal set forth in the “Preliminary Renegotiation Guidelines”) and to carry out the process of obtaining approval from the National Congress during the first semester of 2005.

During the Public Hearing held on April 27, 2005, with the aim of discussing the above mentioned proposal, UNIREN reaffirmed its 10% tariff increase proposal and suggested to advance the process of the overall tariff revision, so that the resulting tariff adjustments would come into effect during 2006. UNIREN also outlined a first stage that included the postponement of the potential claims from the Company and its shareholders, prior to a renegotiation of the License, and the subsequent abandonment of any such claims from TGS or its shareholders, and the agreement to hold harmless the

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.b.,

except for per share and per ADS amounts in constant Argentine pesos or unless otherwise indicated)

Argentine government. Regarding the original proposal, TGS put forward the need to improve certain items of UNIREN’s original proposal and expressed its willingness to continue the negotiation.

In June and November 2005, TGS received two proposals from UNIREN which were in line with the previous one. Said proposals also established, as an additional condition, the Company’s and its shareholders’ abandonment of any future claim or lawsuit regarding the PPI tariff adjustments which were not applied in 2000 and 2001. TGS responded to the proposals, and declared that the original 10% increase was insufficient and committed not to file any administrative, arbitration or judicial claim or lawsuit in Argentina or abroad, as long as a reasonable renegotiation agreement was reached. Moreover, TGS stated that the Company is determined to make its best efforts to obtain similar commitments from its investors.

In November 2005, in response to the requirement made by the UNIREN, CIESA and Petrobras Energía Holding (as CIESA’s shareholder) confirmed that they had not initiated or intended to initiate in the future any claim against the Argentine Republic. Furthermore, Ponderosa Assets L.P. (“Ponderosa”) as a controlling company of Enron Pipeline Company Argentina S.A. (“EPCA”) and Enron Argentina CIESA Holding S.A. (“EACH”) (both TGS’s shareholders at that time, and in the case of EPCA, currently CIESA’s minority shareholder) informed on the existence of a claim which, jointly with Enron Corp., it had initiated against the Argentine Republic before the International Center for the Settlement of Investment Disputes (“ICSID”) and that it would only consider waiving its claim if Ponderosa has received fair compensation.

During 2006, the UNIREN made two new proposals to TGS with the same guidelines established in the previous proposals, reflecting no significant progress in the tariff renegotiation process.

The NGL production and commercialization segment is not regulated by the ENARGAS, and as it is provided in the Transfer Agreement, is organized as a separate business unit within the Company, keeping accounting information separately. However, the Federal Energy Bureau regulates the propane and butane sales price for the local market. This organism determines annually a minimum volume of propane and butane to be commercialized in the local market in order to guarantee the domestic supply.

The License establishes, among other restrictions, that the Company will not be able to afford CIESA´s obligations, nor granting loans, real guarantees or of any other sort in favor of the creditors of said company.

b)

Gas Electronic Market (“MEG”)

The Executive Branch, through Decree No. 180/04, among other measures, established the creation of the MEG with the purpose of improving the transparency of financial and operating performance, the coordination of daily transactions both of the gas spot and the transportation and distribution secondary markets along with the shaping of efficient prices through offer and demand free interaction. To that purpose, all firm transportation capacity non-allocated for the following day shall be marketed through the MEG and the proceeds from that capacity sale will be used at the Energy Bureau’s criteria. Non-allocated capacity includes remaining capacity not used in any of the transportation systems or pipelines. This implies that TGS is bound to offer daily non-allocated capacity that complies with this condition in the MEG, which might have a material impact on the Company’s interruptible transportation revenues. Notwithstanding the MEG started its operations in August 2005, it has not started yet with respect to the transactions related to natural gas transportation and distribution.

c)

Expansion of the gas transportation system

Due to the lack of expansions of the natural gas transportation system over the last years (as a consequence of the “pesification” of tariffs and the fact that the renegotiation of the license is still pending) and a growing gas demand in certain segments of the Argentine economy, the Argentine Government established - through Executive Branch Decree No. 180/04 and Resolution No. 185/04 issued by the Ministry of Federal Planning, Public Investment and Utilities- the framework for the creation of a trust fund (“the gas trust fund”) aimed at financing the expansion of the national gas transportation system.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.b.,

except for per share and per ADS amounts in constant Argentine pesos or unless otherwise indicated)

Within this framework, the first expansion of the San Martín Pipeline ended in August 2005, which increased the transportation capacity by 2.9 MMm3/d (102 MMcf/d). This project involved the construction of approximately 509 km (316 miles) of pipeline and a 30,000 HP compression capacity increase through the construction of a compressor plant and the revamping of some of TGS’s existing compressor units. The gas trust fund financed US$ 311 million from a total amount of US$ 351 million, while TGS invested approximately US$ 40 million (including Value Added Tax for U$S 7 million).

The gas trust fund repays it investment by means of the 20% of the total net revenues generated by the current tariffs and collects an additional specific charge, which is finally paid by industries, power plants and compressed natural gas suppliers for whom gas transportation supply is made under firm contracts. This charge represents an 81.6% increase in the current tariffs.  The works financed by these means belong to the gas trust fund and, TGS, as well as being in charge of the management of the works, is responsible for the operation and maintenance of the gas trust assets.

In April 2006, the Ministry of Federal Planning and Public Service, the Federal Energy Bureau and gas transportation companies, among others, signed a Letter of Intent to carry out the second expansion of the gas pipeline system. This new expansion will increase the transportation capacity by 22 MMm3/d (777 MMcf/d), of which approximately 7.0 MMm3/d correspond to TGS system. In December 2006, the gas trust fund contracts and the works management agreement were signed; the latter is in charge of TGS. According to this agreement, TGS will bill Ps. 50 million plus VAT as a consideration for the services to be rendered in 2007 and 2008. The property of the works will be entitled to a gas trust fund and the investment would be financed by other gas trust funds, whose trustors are the shippers who subscribed the additional capacity. The works will be repaid with a new tariff charge that will be finally paid by the industries, power plants and large and medium-size businesses.

d)

Essential assets:

A substantial portion of the assets transferred by GdE has been labeled as essential for the performance of the gas transportation service. Therefore, the Company is required to segregate and maintain these assets, together with any future improvements, in accordance with certain standards defined in the License.

The Company may not, for any reason, dispose of, encumber, lease, sublease or loan essential assets nor use such assets for purposes other than providing the licensed service without the prior authorization of ENARGAS. Any expansion and improvement that the Company may make to the gas pipeline system after the takeover may only be encumbered to secure loans that have a term of more than one year to finance new expansions and improvements to the licensed service.

Upon expiration of the License, the Company will be required to transfer to the Argentine Government or its designee, the essential assets listed in an updated inventory as of the expiration date, free of any debt, encumbrances or attachments, receiving compensation equal to the lower of the following two amounts:

i)

the net book value of the essential assets determined on the basis of the price paid by the acquiring joint venture, and the original cost of subsequent investments carried in US dollars and adjusted by the PPI, net of accumulated depreciation according to the calculation rules to be determined by ENARGAS; or

ii)

  the net proceeds of a new competitive bidding.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.b.,

except for per share and per ADS amounts in constant Argentine pesos or unless otherwise indicated)

8.

COMMON STOCK AND DIVIDENDS

a)  Common stock structure and shares’ public offer

As of December 31, 2006, 2005 and 2004 the Company’s common stock was as follows:

Common Shares Class (Face value $ 1, 1 vote)	Amount of common stock, subscribed, issued, paid in, and authorized for public offer

Class “A”	405,192,594
Class “B”	389,302,689
794,495,283

TGS's shares are traded on the BCBA and under the form of the American Depositary Shares (registered in the SEC and representing 5 shares each) on the New York Stock Exchange.

The Company is required to have in force the authorization of the public offer of its common stock and the corresponding authorization to trade in the different official stock markets in Argentina until 2009.

b)

Limitation on the transfer of the Company's shares

The Company's by-laws provide that prior approval of ENARGAS and the unanimous approval of CIESA’s shareholders, under agreements among them, must be obtained in order to transfer Class “A” shares (representing 51% of common stock). The Bid Package states that approval of ENARGAS will be granted, provided that:

-

The sale covers 51% of common stock or, if the proposed transaction is not a sale, the transaction that reduces the shareholding will result in the acquisition of a shareholding of not less than 51% by another investment company; and

-

The applicant provides evidence to the effect that the transaction will not impair the operating quality of the licensed service.

In the case of shareholders of CIESA who have qualified to obtain such condition due to the equity, guarantee and/or technical background of their respective parent companies, the sale of shares representing the capital of such subsidiaries by the respective ultimate, direct or indirect parent companies, and/or the cessation of management running the Company, requires the prior authorization of ENARGAS.

In case the Company wishes to reduce its capital, redeem its shares or distribute any part of its equity, except for the payment of dividends, in accordance with the provisions of the Argentine Business Associations Law, it requires prior authorization from ENARGAS.

c)

Restrictions on distribution of retained earnings

Under current Argentine legal requirements and CNV standards, 5% of each fiscal year net income must be appropriated into a legal reserve, provided that there is no unappropriated retained deficit. In such case, the 5% should be calculated on any excess of the net income over the unappropriated retained deficit.  This appropriation is legally binding until such reserve equals 20% of the amount which results from the sum of the “Common stock nominal value” and the balance of “Cumulative inflation adjustment to common stock”.

In addition, the by-laws provide for the issuance of Profit Sharing Vouchers, as defined in Article 230 of the Argentine Business Associations Law, which Vouchers entitle all regular employees to share in 0.25% of the Company’s net income for each year.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.b.,

except for per share and per ADS amounts in constant Argentine pesos or unless otherwise indicated)

According to law No. 25,063, the dividends paid in cash or in kind, in excess of the tax revenues, will be subject to a 35% withholding tax of the income tax, as sole and only payment.

Furthermore, the Company is subject to certain restrictions on the payment of dividends, which were contemplated in the new debt agreements signed on December 15, 2004. (For further information, see Note 6- Covenants).

9.

LEGAL AND REGULATORY MATTERS

a)

In the framework of the Tax Agreement subscribed by the Argentine Government and the Provinces in 1993, and as from the enactment of provincial Law No. 11,490, NGL sales were exempted from the turnover tax exemption in the province of Buenos Aires. In September 2003, the Tax Bureau of the Province of Buenos Aires, through overruling Resolution No. 4,560/03, denied the exemption and claimed unpaid taxes on accrued NGL sales as from 2002. In October 2003, the Company filed an administrative appeal with the Tax Court of the Province of Buenos Aires, which is still pending as of the date of the issuance of these financial statements.

In November 2004, TGS received a hearing from the Tax Bureau of the province of Buenos Aires starting thus a tax assessment process regarding the claim mentioned above. On September 26, 2005, TGS was notified of the results of the tax assessment process regarding the turnover tax for the period January 2002 - July 2003, which amounted to Ps. 4.4 million plus interest. On October 18, 2005, TGS presented the corresponding discharge on its belief that the NGL sales activity was conducted under the tax exemption regime discussed above. On April 12, 2006 the discharge was rejected and therefore, the Company filed the corresponding appeal with the Tax Bureau of this province.

As of December 31, 2006, TGS recorded a provision of Ps. 28.6 million to cover for potential losses.

b)

In February 2005, the Company was served notice by the CNV that certain notes issued in December 2004 by US$178 million did not fulfil the requirements provided by Article 56 of Chapter VI of the CNV Standards and in Resolution No. 470. Therefore, if CNV´s interpretation prospers, those notes would not be entitled to the benefits of the tax exemption provided by the law N° 23,576, thus the Company would be exposed to a contingency due to the payment of the withholding income tax on interest payments.

On February 18, 2005, TGS filed an appeal with the CNV, alleging sufficient grounds to support the applicability of Article 56, Chapter VI of CNV Standards and Resolution N°470/04. However, the CNV denied the Company’s appeal and on July 8, 2005, TGS filed an appeal with the Ministry of Economy and Production which was subsequently rejected in November 2006. In December 2006, TGS filed a second appeal with said Ministry seeking reconsideration of the rejection.

As of December 31, 2006, the amount of this contingency ranges between US$ 5 million and US$ 14 million (including interests as of this date), depending on the applicable withholding tax rates determined on payments of interest by Argentine obligors, by the country of residence of the note holders at the date of each interest payment. The Company does not have available information that permits the identification of the country of residence of each note holder on each interest payment date.

The Company believes that it has sufficient grounds and other legal instances to defend its position and thus, as of December 31, 2006, TGS has not recorded any provision in this connection.

c)

In November 2002, the Tax Bureau of the province of Santa Cruz sent TGS a formal assessment notice for the payment of the turnover tax calculated on the natural gas price used by TGS as fuel to render its transportation services. Said assessment corresponds to the fiscal period ranging from January 1998 to October 2002. In August 2005, the Company paid the amount claimed of Ps. 1.6 million (including interests until December 4, 2002) and started a tax recovery process with the Tax Court of the province of Santa Cruz, after exhausting all other procedural steps with the Tax Bureau of this province.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.b.,

except for per share and per ADS amounts in constant Argentine pesos or unless otherwise indicated)

In November 2005, TGS received a notice from the Tax Bureau of the province of Río Negro, by means of which said body claimed the payment of Ps. 0.2 million on the same grounds as those of the Province of Santa Cruz, for the period ranging from January 1999 to May 2005. In December 2005, TGS filed an appeal, which was rejected by the Tax Bureau of the province of Río Negro later in October 2006. By the end of 2006, TGS appealed the Tax Bureau’s decision by filing an administrative appeal.

As of December 31, 2006, the Company has recorded a provision of Ps. 16.2 million under the line item "Other Liabilities", determined according with the estimations of tax and interests to be paid as of such date, in case this type of contingency turns out unfavourable to the Company.

The Company’s management believes that, in case the Company’s position fails and the turnover tax has to be paid, TGS has a right to recover it by a transportation tariff increase as set forth in the License.

d)

In 1996, GdE filed a legal action against the Company for the reimbursement for the cost of construction of two compressor plants. After a long litigation process, in 2003, the SCJ sustained GdE’s claim and sentenced TGS to pay the market price of the compressor plants at the date of the addition to TGS assets plus interest and litigation expenses. As of December 31, 2006, the remaining balance of the sentence amounted to Ps. 43.9 million.

On January 14, 2004, TGS signed an agreement with the UNIREN, which was subsequently ratified by the Executive Branch through the Decree No. 959/04 through which TGS will carry out the expansion of the Cordillerano Pipeline. The cost of the expansion will be taken as a payment on account of the final amount to be paid as a consequence of the outcome of the lawsuit described above. The Argentine Government owns such assets and granted their right of use to TGS, who will have to operate and maintain such assets. Therefore, the cost of the works was recorded under “Other Liabilities”, offsetting the provision mentioned above. As of December 31, 2006, the net provision amounted to Ps. 11.5 million.

e)

In addition to the matters discussed above, the Company is a party to certain lawsuits and administrative proceedings arising in the ordinary course of business.

10.

BALANCES AND TRANSACTIONS WITH RELATED COMPANIES

TGS sells propane, butane, and natural gasoline to PIFCO (a subsidiary of Petrobras), at international prices minus a fixed discount per tone.

Petrobras Energía is TGS´s technical operator, according to the approval of ENARGAS in June, 2004 and subject to the terms and conditions of the Technical Assistance Agreement which provides that Petrobras is in charge of providing services related to the operation and maintenance of the gas transportation system and related facilities and equipment, to ensure that the performance of the system is in conformity with international standards and in compliance with certain environmental standards. For these services, the Company pays a monthly fee based on a percentage of the operating income of the Company.

As of December 31, 2006 and 2005, the outstanding balance corresponding to the Board of Directors´ compensations amounted to Ps. 97 and Ps. 96, respectively. On the other hand, the accrued amounts for such compensations  were Ps. 395 and Ps. 261, respectively.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.b.,

except for per share and per ADS amounts in constant Argentine pesos or unless otherwise indicated)

The detail of significant outstanding balances for transactions entered into by TGS and its related parties as of December 31, 2006 and 2005 is as follows:

	2006		2005
Company	Accounts receivable	Accounts payable	Accounts receivable	Accounts payable
Controlling shareholders:
CIESA	37	-	-	-
Petrobras Energía	9,590	2,451	5,622	2,840
Affiliates with significant influence:
Link	193	-	192	-
TGU	147	-	259	-
EGS	20	-	-	-
Other related companies:
PIFC	50,518	-	68,599	-
Área Santa Cruz II U.T.E.	311	-	345	-
Quintana y Otros U.T.E.	-	-	945	-
Refinor S.A.	1,327	-	834	-
WEB S.A..	218	-	914	-
Petrolera Santa Fe S.A.	-	-	39	2,138
Total	62,341	2,451	77,749	4,978

The detail of significant transactions with related parties for the years ended December 31, 2006, 2005 and 2004 is as follows:

For the year ended December 31, 2006

	Revenues
Company	Gas transportation	NGL production and commercialization	Other services	Gas purchase, transport and richness compensation	Compensation for technical assistance	Revenues for administrative services
Controlling shareholders:
EPCA	-	-	-	-	-	80
CIESA	-	-	-	-	-	122
Petrobras Energía	26,635	28,411	27,273	9,128	42,631	-
Affiliates with significant influence:
Link	-	-	947	-	-	-
TGU	-	-	307	-	-	-
EGS	-	-	49	-	-	-
Other related companies:
PIFC	-	530,312	-	-	-	-
Refinor S.A.	-	-	2,356	-	-	-
Quintana y Otros U.T.E.	1,820	-	-	-	-	-
WEB S.A.	3,044	-	-	-	-	-
Área Santa Cruz II U.T.E.	-	-	2,069	-	-	-
Total	31,499	558,723	33,001	9,128	42,631	202

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.b.,

except for per share and per ADS amounts in constant Argentine pesos or unless otherwise indicated)

For the year ended December 31, 2005

	Revenues
Company	Gas transportation	NGL production and commercialization	Other services	Gas purchase, transport and richness compensation	Salaries and wages	Compensation for technical assistance	Revenues for administrative services
Controlling shareholders:
EPCA	-	-	-	-	-	-	84
CIESA	-	-	-	-	-	-	122
Petrobras Energía	25,173	21,189	16,019	3,643	210	32,880	-
Affiliates with significant influence:
Link	-	-	876	-	-	-	-
TGU	-	-	614	-	-	-	-
EGS	-	-	323	-	-	-	-
Other related companies:
PIFC	-	383,871	-	-	-	-	-
Petrolera Santa Fe S.A.	-	-	-	2,879	-	-	-
Refinor S.A.	-	-	2,157	-	-	-	-
Quintana y Otros U.T.E.	3,107	-	-	-	-	-	-
WEB S.A.	3,003	-	-	-	-	-	-
Área Santa Cruz II U.T.E.	-	-	1,472	-	-	-	-
Total	31,283	405,060	21,461	6,522	210	32,880	206

For the year ended December 31, 2004

	Revenues
Company	Gas transportation	NGL production and commercialization	Other services	Gas purchase, transport and richness compensation	Salaries and wages	Compensation for technical assistance	Revenues for administrative services
Controlling shareholders:
EPCA	-	-	-	-	2,214	17,619	84
CIESA	-	-	-	-	-	-	122
Petrobras Energía	25,522	24,534	16,205	4,859	-	13,699	-
Affiliates with significant influence:
Link	-	-	847	-	-	-	-
TGU	-	-	1,317	-	-	-	-
EGS	-	-	3,343	-	-	-	-
Other related companies:
PIFC	-	364,535	-	-	-	-	-
Petrolera Santa Fe S.A.	307	-	-	3,377	-	-	-
Refinor S.A.	-	-	2,249	-	-	-	-
Quintana y Otros U.T.E.	3,104	-	-	-	-	-	-
WEB S.A.	2,492	-	-	-	-	-	-
Area Santa Cruz II U.T.E.	-	-	1,316	-	-	-	-
Total	31,425	389,069	25,277	8,236	2,214	31,318	206

11. SUBSIDIARY AND AFFILIATES

Telcosur:

The corporate purpose of Telcosur is to render telecommunication services. Telcosur was created to assure the optimal utilization of TGS’s telecommunication system. TGS’s equity interest in the company is 99.98% and the remaining 0.02% is held by Petrobras Energía Internacional S.A.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.b.,

except for per share and per ADS amounts in constant Argentine pesos or unless otherwise indicated)

Link:

Link was created in February 2001, with the purpose of the operation of a natural gas transportation system, which links TGS’s gas transportation system with Cruz del Sur S.A. pipeline. The connection pipeline extends from Buchanan, located in the high-pressure ring that surrounds the city of Buenos Aires, which is part of TGS’s pipeline system, to Punta Lara. TGS’s ownership interest in such company is 49% and Dinarel S.A. holds the remaining 51%.

TGU:

TGU is a company incorporated in Uruguay. This company renders operation and maintenance services to Gasoducto Cruz del Sur S.A. pipeline in the Uruguayan pipeline tranche. TGS holds the 49% of its common stock.

EGS:

In September 2003, EGS, a company registered in Argentina, was incorporated. The ownership is distributed between TGS (49%) and TGU (51%). EGS operates its own pipeline which connects TGS’s main pipeline system in the Province of Santa Cruz with a delivery point on the border with Chile.

Transportadora de Gás e Serviços do Brasil S.A.:

In January 2007, TGS and TGU entrusted their legal attorneys in Brazil the incorporation of a Brazilian company with the aim to set up new businesses in this country. At the date of the issuance of these financial statements, its shareholders have made no capital contributions to this subsidiary. The corporate name is Transportadora de Gás e Serviços do Brasil S.A.

12. DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP

The accompanying consolidated financial statements have been prepared in accordance with Argentine GAAP, which differ in certain significant respects from US GAAP. Such differences involve methods of measuring the amounts shown in the consolidated financial statements, as well as additional disclosures required by US GAAP and Regulation S-X of the SEC.

I. Differences in measurement methods

The following reconciliation to US GAAP does not include an elimination of the adjustments to the consolidated financial statements to account for the effects of inflation required under Argentine TR No. 6, (as amended by TR No. 19), as permitted by Regulation S-X of the SEC.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.b.,

except for per share and per ADS amounts in constant Argentine pesos or unless otherwise indicated)

The principal differences, other than inflation accounting, between Argentine GAAP and US GAAP as they relate to the Company are described below, together with an explanation, where appropriate, of the method used in the determination of the necessary adjustments.

	Year ended December 31,
	2006	2005	2004
Reconciliation of net income:
Net income under Argentine GAAP	358,022	217,507	147,928
US GAAP adjustments:
Capitalization of interest cost, net (Note 12.a)	(425)	(2,902)	1,886
Intangible assets (Note 12.b and g)	(1,309)	9,635	26,632
Interest rate lock agreements (Note 12.g)	(1,903)	(1,035)	8,260
Deferred income tax under US GAAP (Note 12.c)	24,828	26,560	55,194
Non-current investment in unconsolidated affiliated companies (Note 12.d)	199	35	35
Capitalized exchange differences (Note 12.e)	7,522	7,521	7,521
Discounted value of certain receivables (Note 12.f)	(2,003)	(102)	(75)
Troubled debt restructuring (Note 12.g)	22,060	11,992	(95,747)
Accounting for current investments (Note 12.h)	(1,409)	1,409	-
Net income under US GAAP	405,582	270,620	151,634

Earnings per share:	2006	2005	2004
Amounts under US GAAP	0.51	0.34	0.19
Earnings per ADS:
Amounts under US GAAP	2.55	1.70	0.95

	As of December 31,
	2006	2005
Reconciliation of shareholders’ equity:
Shareholders' equity under Argentine GAAP	2,782,129	2,424,107
US GAAP adjustments:
Capitalization of interest cost (Note 12.a)	9,868	10,293
Intangible assets (Note 12.b and g)	3,661	4,970
Deferred income tax under US GAAP (Note 12.c)	(658,822)	(682,491)
Non-current investments in unconsolidated affiliated companies (Note 12.d)	(958)	(1,157)
Capitalized exchange differences (Note 12.e)	(138,684)	(146,206)
Discounted value of certain receivables (Note 12.f)	-	2,003
Troubled debt restructuring (Note 12.g)	(61,696)	(83,756)
Shareholders' equity under US GAAP	1,935,498	1,527,763

Description of changes in shareholders’ equity under US GAAP:

	For the years ended December 31,
	2006	2005
Shareholders' equity under US GAAP as of the beginning of the year	1,527,763	1,257,386
Other comprehensive income	2,153	(243)
Net income under US GAAP	405,582	270,620
Shareholders' equity under US GAAP as of the end of the year	1,935,498	1,527,763

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.b.,

except for per share and per ADS amounts in constant Argentine pesos or unless otherwise indicated)

a)

Capitalization of interest cost

Under Argentine GAAP, the Company capitalized financial costs comprising of interest and exchange differences amounting to Ps. 2,622 and Ps. 6,294 for the years ended December 31, 2006 and 2005, respectively. The Company did not capitalize any financial costs for the year ended December 31, 2004.

Under US GAAP, the Company applied the provisions of Statement of Financial Accounting Standards No. 34, “Capitalization of Interest Cost” (SFAS No. 34), which requires interest capitalization on assets which have a period of time to get them ready for their intended use. Capitalization of foreign exchange differences is not allowed under SFAS No. 34.

The US GAAP reconciling item represents the net effect of (i) reversing the total financial costs capitalized under Argentine GAAP net of its corresponding accumulated depreciation (Ps. 8,320 and Ps. 6,047 for the years ended December 31, 2006 and 2005, respectively) and (ii) computing interest capitalization in accordance with SFAS No. 34. net of its corresponding accumulated depreciation (Ps. 18,188 and Ps. 16,340 for the years ended December 31, 2006 and 2005, respectively).

b)

Intangible assets

Under Argentine GAAP, the Company capitalized cancellation costs of assumed commitments, organization and pre-operating costs (including costs associated with voluntary retirement programs) incurred in the start-up of the Company. These costs were being amortized under the straight-line basis over 35 years until December 31, 2000. As from January 1, 2001, the unamortized deferred costs were amortized under the straight-line basis over a 5-year period. Consequently, as of December 31, 2005, these costs were fully amortized. Under US GAAP, these costs were expensed as incurred.

Additionally, as described in Note 12.g), under Argentine GAAP until December 15, 2004, the Company capitalized the costs incurred associated with the restructuring. As mentioned in Note 6, on December 15, 2004, the Company completed the restructuring process of its financial indebtedness. Under Argentine GAAP, the Company charged to expense the carrying amount of the capitalized settlement cost of hedges related to the restructured existing debt obligations and the capitalized costs incurred during the years 2003 and 2004 related to the restructuring process. Under US GAAP, the Company applied the provisions contained in Statement of Financial Accounting Standards No. 15 “Accounting by Debtors and Creditors for Troubled Debt Restructurings” (“SFAS No. 15”), which states that legal fees and other direct costs that a debtor incurs to effect a troubled debt restructuring shall be deducted in measuring gain on restructuring of payables or shall be included in expense for the period if no gain on restructuring is recognized. Accordingly, these costs were expensed as incurred.

Finally, under AR GAAP, arrangement costs for the issuance of debt associated with Global Programs and debt issuance costs were capitalized when they were incurred, and were charged to expense in the year ended December 31, 2004 as a consequence of the TGS's financing debt reestructuring. Under US GAAP, these unamortized costs as of December 15, 2004 are being amortized during the term of the restructured debt, following the provisions contained in SFAS No. 15.

c)

Deferred income tax

During the years ended December 31, 2006, 2005 and 2004, under Argentine GAAP, the Company has calculated income taxes using the deferred tax method, which requires the recognition of the tax consequences of temporary differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities. This standard is similar to the principles of US GAAP set forth in Statement of Financial Accounting Standards (“SFAS”) No. 109, “Accounting for Income Taxes”.

However, under Argentine GAAP, the Company has treated the differences between the price-level restated amounts of assets and liabilities and their historical basis as permanent differences for deferred income tax calculation purposes in accordance with Resolution MD No.11/2003 issued by the CPCECABA. Under US GAAP, the Company applies EITF 93-9, “Application of FASB Statement No.109 in Foreign Financial Statements Restated for General Price-Level Changes”, which requires such differences to be treated as temporary differences in calculating deferred income taxes.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.b.,

except for per share and per ADS amounts in constant Argentine pesos or unless otherwise indicated)

As discussed in note 2 c), effective January 1, 2006 the Company applied the new accounting standards issued by the CPCECABA and adopted by the CNV. The new standards provide for the accounting treatment of differences between the tax basis and book basis of non-monetary items for deferred income tax calculation purposes when companies prepare price-level restated financial statements. The new accounting mandates companies to treat these differences as temporary differences. However, the standard allows a one-time accommodation to continue treating the differences between the tax basis and indexed book basis of non-monetary items as permanent at the time of adoption of the standard. As such, the Company elected to continue treating differences as permanent.

In addition, the US GAAP adjustment includes the effect on deferred income taxes of the reconciling items, as appropriate.

d)

Non-current investments in unconsolidated affiliated companies

The Company has assessed the impact of US GAAP adjustments for its equity investees. As a consequence of this assessment, the Company recognized a net gain of Ps. 0.2 million, Ps. nil and Ps. nil for the years ended December 31, 2006, 2005 and 2004, respectively. This adjustment relates to the reversal, under US GAAP, of capitalized exchange differences and the discount of certain receivables, as well as the application of SFAS No.109 for the recognition of income taxes.

e)

Capitalized exchange differences

As discussed in Note 2.j), under Argentine GAAP, the Company capitalized the exchange loss derived from the devaluation of the peso as from January 6, 2002 to July 28, 2003, amounting to Ps. 177.3 million. The amortization expense amounted to Ps. 7.5 million for each year ended December 31, 2006, 2005 and 2004. Under US GAAP, such exchange loss was charged to income.

f)

Discounted value of certain receivables

Argentine GAAP requires that long term receivables and liabilities (except for deferred tax assets and liabilities and asset tax credit) be valued based on the best estimate of the discounted value of amounts expected to be collected or paid, as applicable. Accordingly, the Company recorded adjustments for Ps. 2.0 million and Ps. 2.1 million in fiscal years 2005 and 2004, respectively, over the nominal value of long term tax credits. Those adjustments were reversed for US GAAP purposes. In fiscal year 2006, under Argentine GAAP, the asset tax credit discount was reversed, in accordance with an accounting rule interpretation issued in 2006.

g)

Troubled debt restructuring

As mentioned in Note 6, on December 15, 2004, TGS concluded its debt restructuring process. Under Argentine GAAP the Company followed the provisions contained in TR No. 17 and, accordingly, recorded a Ps. 76.5 million gain on restructuring due to the forgiveness of default interest and a Ps. 20.1 million gain related to a decrease in interest rates applied retroactively as from January 1, 2004. In addition, the unamortized arrangement costs for the issuance of debt associated with Global Programs and debt issuance costs as of December 15, 2004 (amounted to Ps. 5.7 million) were expensed to statement of income, as well as the unamortized losses related to interest rate lock agreement as of this date (Ps. 8.3 million).

Under US GAAP, the Company followed the provisions contained in Statement of Financial Accounting Standards No. 15 “Accounting by Debtors and Creditors for Troubled Debt Restructurings (“SFAS 15”) which states that in the case of a troubled debt restructuring (as this term is defined by SFAS No. 15) involving a cash payment and a modification of terms, a debtor shall reduce the carrying amount of the payable by the total fair value of the assets transferred and no gain on restructuring of payables shall be recognized unless the remaining carrying amount of the payable exceeds the total future cash payments (including amounts contingently payable) specified by the terms of the debt remaining unsettled

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.b.,

except for per share and per ADS amounts in constant Argentine pesos or unless otherwise indicated)

after the restructuring. Future interest expense, if any, shall be determined by applying the interest rate that equates the present value of the future cash payments specified by the new terms (excluding amounts contingently payable) with the carrying amount of the payable. Based on the above, as of December 31, 2004, no gain and loss on restructuring had been recorded by the Company under US GAAP. In addition, the remaining balance in accumulated other comprehensive loss related to interest rate lock agreement continues being amortized as an adjustment to interest expensed during the term of the restructured debt.

h)

Accounting for current investments

As of December 31, 2005, the Company had government bonds which were sold in 2006. Under Argentine GAAP, these investments were valued at fair value with unrealized losses of Ps. 1.4 million charged to income.

Under US GAAP, the Company classified these investments as available-for-sale and valued them at market value with unrealized losses recorded in accumulated other comprehensive loss, in accordance with Statement of Financial Accounting Standards No. 115 “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS No. 115”). In 2006, the unrealized losses as of December 31, 2005, were expensed.

Investments in private bonds and fixed-term deposits in local and foreign currency have been treated as cash and cash equivalents for both Argentine GAAP and US GAAP purposes because their maturity is less than three months.

The Company has classified its mutual funds investments as trading securities and are reported at fair value.

i)

Valuation of property, plant and equipment

Under Argentine GAAP, assets transferred through the privatization of GdE were valued as described in Note 2.j).  Under US GAAP, Accounting Principles Board Opinion No. 16 “Business Combinations” provides guidance for the valuation of property, plant and equipment in connection with an acquisition. As CIESA acquired 70% of the common stock of TGS, the fixed assets transferred should have been valued at the price effectively paid for that 70%, plus the inflation adjusted historical cost carried by GdE for the remaining 30%. The condition of GdE’s books and records, specifically that no separate financial statements or financial information was kept with respect to transportation operations or the operation of assets transferred to TGS, and the unavailability of any 1992 GdE financial information made it impossible to determine historical cost. TGS’ management believes, based on information maintained by the Argentine government Public Notary, that the fair value of the transferred assets recorded on its books was significantly below the 1991 GdE historical book values brought forward to 1992 and restated in constant Argentine pesos at the Transfer Date.  Therefore, no adjustment has been recorded in the US GAAP reconciliation related to the valuation of property, plant and equipment.

In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, the Company periodically evaluates the carrying value of its long-lived assets for impairment. The carrying value of a long-lived asset is considered impaired by the Company when the expected undiscounted cash flows from such asset is separately identifiable and less than its carrying value. In that event, a loss would be recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved or based on independent appraisals. No impairment losses have been recognized for any of the periods presented.

j)

Severance indemnities

As prescribed by Argentine law, the Company is required to pay a minimum severance indemnity based on the employee's years of service when an employee is dismissed involuntarily without proper cause.  Under US GAAP, SFAS No. 112, "Employers' Accounting for Postemployment Benefits", and SFAS No. 43, "Accounting for Compensated Absences", require the accrual of severance costs if they relate to services already rendered, are related to rights that accumulate or vest, are probable of payment and reasonably estimable.  While the Company might make severance payments in the future, it is impossible to estimate the number of employees, if any, that would be dismissed without proper cause in the future, and accordingly the Company has not recorded such liability. Accordingly, no adjustment has been made in the US

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.b.,

except for per share and per ADS amounts in constant Argentine pesos or unless otherwise indicated)

GAAP reconciliation. Under Argentine GAAP, the Company expenses severance indemnities incurred in the normal course of business when paid.

II. Additional disclosure requirements

a)

Balance sheet classification differences:

Under Argentine GAAP, in accordance with the provisions contained in TR No. 9, net deferred tax assets (liabilities) are to be classified as non-current assets (liabilities). Under US GAAP, the Company applied the provisions contained in SFAS No. 109, which states that in a classified statement of financial position, an enterprise shall separate deferred tax liabilities and assets into a current amount and a non-current amount. Deferred tax liabilities and assets shall be classified as current or non-current based on the classification of the related asset or liability for financial reporting.

b)

Statement of income classification differences:

Argentine GAAP provides that only returns and other allowances should be deducted from net revenues, while direct taxes and other costs directly associated with revenues should be presented as operating costs, i.e. gross revenue taxes. Under US GAAP, direct taxes and other costs directly associated with revenues should be deducted from revenues.

c)

Comprehensive income:

On July 1, 1998, the Company adopted Statement of Financial Accounting Standards No. 130 (“SFAS No. 130”), “Reporting Comprehensive Income”. SFAS No. 130 establishes guidelines for the reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. Comprehensive income represents the change in shareholders’ equity of the Company during the period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. The adoption of SFAS No. 130 had no impact on total shareholders’ equity.

The following table summarizes the components of comprehensive loss for the years ended December 31, 2006, 2005 and 2004:

	2006	2005	2004

Net income under US GAAP	405,582	270,620	151,634
Other comprehensive income:
Amortization of costs on interest rate lock agreements accounted for as cash flow hedges (net of income taxes of Ps. 666, Ps. 362 and Ps. 969 at December 31, 2006, 2005 and 2004, respectively)	1,237	673	1,802
Unrealized gains and losses – Available for sale securities -(net of income taxes of Ps. 493 and Ps. 493 at December 31, 2006 and 2005 respectively)	916	(916)	-
Comprehensive income	407,735	270,377	153,436

Accumulated other comprehensive loss at December 31, 2006, 2005 and 2004, was as follows:

	2006	2005	2004
Deferred costs on interest rate lock agreements accounted for as cash flow hedges	(3,459)	(4,696)	(5,369)
Unrealized gains and losses - Available for sale securities -	-	(916)	-
Accumulated other comprehensive loss	(3,459)	(5,612)	(5,369)

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.b.,

except for per share and per ADS amounts in constant Argentine pesos or unless otherwise indicated)

d)

Separate presentation of Shareholders´equity components:

The following table presents the shareholder’s equity components under US GAAP.

	Year ended December 31,
	2006	2005	2004
Common Stock - Class “A” 405,192,594 shares issued and outstanding, Ps.1 par value	405,192	405,192	405,192
Common Stock - Class “B” 389,302,689 shares issued and outstanding, Ps.1 par value.	389,303	389,303	389,303
Total Common Stock	794,495	794,495	794,495
Cumulative inflation adjustment to common stock	1,145,012	1,145,012	1,145,012
Legal Reserve	165,321	154,446	148,517
Accumulated deficit	(165,871)	(560,578)	(825,269)
Accumulated other comprehensive loss	(3,459)	(5,612)	(5,369)
Shareholders' equity under US GAAP	1,935,498	1,527,763	1,257,386

e)

Deferred income taxes:

The components of the net deferred tax liability under US GAAP as of December 31, 2006 and 2005, are the following:

	2006	2005
Deferred tax assets
Exchange differences (i)	-	29,001
Allowance for doubtful accounts	98	98
Provisions for contingencies and others	23,766	11,259
Other provisions	835	848
Accrued interest from loans	18,221	11,548
Vacation allowance	1,532	1,382
Deferred income for troubled debt restructuring and long term debt valuation	21,594	29,315
Tax loss carryforwards (ii)	110,750	269,434
Valuation allowance	-	(144,549)
Foreign exchange loss generated by current investments	651	-
	177,447	208,336
Deferred tax liabilities
Property, plant and equipment, net	760,746	793,415
Intangible assets	1,281	1,739
Deferred revenues	744	800
Foreign exchange gain generated by current investments	-	1,198
	762,771	797,152
Net deferred tax liability	(585,324)	(588,816)

(i) The Company recognized a deferred tax asset for the net negative results caused by the devaluation of the Argentine peso that will be deductible for income tax purposes between 2005 and 2006.

(ii) Tax loss carryforwards are available to offset future taxable income and expire in 2007.

As of December 31, 2006 and 2005, Ps. 119,536 and Ps. 102,406, respectively, have been classified as current assets, and Ps. 762,751 and Ps. 691,222, respectively, have been classified as non-current liabilities.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.b.,

except for per share and per ADS amounts in constant Argentine pesos or unless otherwise indicated)

Income tax expense for the years ended December 31, 2006, 2005 and 2004 consist of the following:

	2006	2005	2004
Current income tax expense	1,714	611	309
Deferred income tax benefit	(4,651)	(14,356)	(44,937)
Income tax benefit	(2,937)	(13,745)	(44,628)

Income tax benefit computed at the statutory tax rate (35%) on pre-tax income differs from the income tax benefit for the years ended December 31, 2006, 2005 and 2004 computed in accordance with US GAAP as follows:

	2006	2005	2004
Income tax expense at statutory tax rate on pre-tax income in accordance with US GAAP	140,926	89,906	37,452
Permanent differences:
Change in valuation allowance	(144,549)	(101,362)	(88,414)
Others, not individually significant	686	(2,289)	6,334
Income tax benefit	(2,937)	(13,745)	(44,628)

f)

Summarized financial information under US GAAP

Presented below is the summarized consolidated balance sheet and consolidated statement of income information of the Company as of and for the years ended December 31, 2006 and 2005, prepared in accordance with US GAAP, giving effect to differences in measurement methods and disclosures as previously discussed.

	As of December 31, 2006	As of December 31, 2005
Current assets	831,378	822,668
Non-current assets	4,285,701	4,253,196
Total assets	5,117,079	5,075,864

Current liabilities	378,768	339,459
Non-current liabilities	2,802,811	3,208,642
Total liabilities	3,181,579	3,548,101
Minority interest	2	-
Shareholders' equity under US GAAP	1,935,498	1,527,763

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.b.,

except for per share and per ADS amounts in constant Argentine pesos or unless otherwise indicated)

	2006	2005	2004
Net revenues	1,238,764	1,003,506	952,026
Cost of sales	(616,774)	(509,950)	(442,793)
Gross profits	621,990	493,556	509,233
Administrative expenses	(38,263)	(28,645)	(27,486)
Selling expenses	(6,439)	(4,858)	(4,450)
Operating Income	577,288	460,053	477,297
Other expenses, net	(731)	(6,110)	(33,678)
Non-currrent investments	(243)	2,642	(608)
Net financial expenses	(173,668)	(199,710)	(336,005)
Income before taxes	402,646	256,875	107,006
Income taxes	2,937	13,745	44,628
Minority interest	(1)	-	-
Net income	405,582	270,620	151,634

g)

Disclosure about fair value of financial instruments

Statement of Financial Accounting Standards No. 107 (“SFAS No. 107”), "Disclosures About Fair Value of Financial Instruments", requires disclosure of fair value information about financial instruments whether or not recognized in the balance sheet, for which it is practicable to estimate fair value. Financial instruments include such items as cash and cash equivalents and accounts receivable and other instruments. SFAS No. 107 excludes from its disclosure requirements certain significant assets and liabilities that are not considered to be financial instruments. SFAS No. 133, which is effective January 1, 2001, amends SFAS No. 107 to include within the scope of such statement certain disclosure requirements regarding credit risk concentrations.

Fair value estimates are made as of a specific point in time based on the characteristics of the financial instruments and the relevant market information. When available, quoted market prices are used. In other cases, fair values are based on estimates using other valuation techniques, such as discounting estimated future cash flows using a rate commensurate with the risks involved or other acceptable methods. These techniques involve uncertainties and are significantly affected by the assumptions used and the judgements made regarding risk characteristics of various financial instruments, prepayments, discount rates, estimates of future cash flows, future expected loss experience, and other factors. Changes in assumptions could significantly affect these estimates. Derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in an immediate sale of the instrument. Also, because of differences in methodologies and assumptions used to estimate fair value, the Company's fair values should not be compared to those of other companies.

Under SFAS No. 107, fair value estimates are based on existing financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Accordingly, the aggregate fair value amount presented does not represent the underlying value of the Company. For certain assets and liabilities, the information required under the SFAS No. 107 is supplemental with additional information relevant to an understanding of the fair value.

As of December 31, 2006 and 2005, the carrying amount of certain financial instruments used by the Company including cash, cash equivalents, receivables, payables and short term loans are representative of fair value because of the short-term nature of these instruments. The estimated fair value of other non-current assets does not differ significantly from the carrying amount. The estimated fair value of long-term debt is based on their quoted market prices.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.b.,

except for per share and per ADS amounts in constant Argentine pesos or unless otherwise indicated)

The following table reflects the carrying amount and estimated fair value of the Company´s financial debt at December 31, 2006 and 2005:

	2006		2005
	Carrying amount	Fair value	Carrying amount	Fair value
	(in million of Pesos)
Tranche A	636	621	1,192	1,124
Tranche B-A	1,298	1,288	1,260	1,206
Tranche B-B	79	79	78	74

h)

Disclosure of capital lease information

The Company leases telecommunication equipment under capital lease agreements with a lease term of 60 months. Following is a summary of the assets under capital leases:

As of December 31, 2006
Original cost	23,152
Less:
Accumulated depreciation	(12,168)
Net leased property	10,984

Future minimum lease payments for the above assets under capital leases as of December 31, 2006 are as follows:

As of December 31, 2006
2007	3,110
2008	718
Total minimum obligations	3,828
Interest	(200)
Present value of minimum obligations	3,628
Current portion	(2,976)
Non-current portion as of December 31, 2006	652

i)

Earnings per share

In accordance with the disclosure requirements established by Argentine GAAP, the Company is required to disclose earnings per share information for each year for which a statement of income is presented. However, the information disclosed by the Company in its primary financial statements derives from figures calculated in accordance with the valuation criteria established by Argentine GAAP. Under US GAAP, basic and diluted earnings per share are presented in conformity with Statement of Financial Accounting Standards No. 128 “Earnings per Share” (“SFAS No. 128”) for all periods presented.

Basic earnings per share is computed by dividing the net income available to common shareholders for the period by the weighted average shares of common stock outstanding during the period. Diluted net income per share is computed by dividing the net income for the period by the weighted average number of common and dilutive potential common shares outstanding during the period. Pursuant to SAB No. 98, ordinary shares and convertible preferred shares issued or granted for nominal consideration prior to the anticipated effective date of an initial public offering must be included in the calculation of basic and diluted net income per share as if they had been outstanding for all periods presented. To date, the Company has not had any issuance or grants for nominal consideration.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.b.,

except for per share and per ADS amounts in constant Argentine pesos or unless otherwise indicated)

Since the Company has no dilutive potential common stock outstanding, there are no dilutive earnings per share amounts as described in SFAS No. 128.

j)

Statement of cash flows classification differences

The statements of cash flows presented in the primary financial statements are prepared based on Argentine GAAP amounts.

Under Argentine GAAP, the Company considers all short-term, highly liquid investments that are readily convertible to known amounts of cash and with original maturities of three months or less to be cash equivalents. Under Argentine GAAP, mutual funds are considered to be cash equivalents since original maturity is determined by reference to the frequency with which liquidity is available according to current Argentine GAAP guidance and practice. However, under SFAS No. 95 "Statement of Cash Flows", the original maturity is determined by reference to the stated term of the security or the timeframe for exercising any put features to the issuer, not by reference to the frequency with which liquidity may be available through an auction, a put feature to a third party, or otherwise.

As a result, differences exist between the total amount of the increase or decrease in cash and cash equivalents reported in the primary financial statements and the same totals that would be reported in a statement of cash flows prepared based on US GAAP amounts.

Under US GAAP, the total amounts of cash and cash equivalents at the beginning and end of the years shown in the statement of cash flows are required to be the same amounts as similarly titled line items shown in the balance sheets as of those dates. The following tables set forth the amounts of cash and cash equivalents at the beginning and end of each year and corresponding increases and/or decreases that would be reported in a statement of cash flows prepared in accordance with US GAAP:

	For the year ended December 31,
	2006	2005	2004
Cash and banks	6,583	2,418	10,116
Current investments	471,673	510,526	325,777
Less:
Mutual funds and other current investments	(230,425)	(153,709)	(316,345)
Cash and cash equivalents at the end of the year under US GAAP	247,831	359,235	19,548

	Years ended December 31,
	2006	2005	2004

(Decrease) Increase in cash and cash equivalents under US GAAP	(111,404)	339,687	1,294
Cash and cash equivalents at the beginning of the year	359,235	19,548	18,254
Cash and cash equivalents at the end of the year	247,831	359,235	19,548

In addition, differences exist between cash flows from operating, investing and financing activities reported in the primary financial statements and the cash flows from operating, investing and financing activities that would be reported under SFAS No. 95.

Under Argentine GAAP, advance payments from customers were reported as financing activities whereas these transactions would be classified as cash flows from operating activities for US GAAP purposes. Additionally, due to the difference in the definition of cash and cash equivalents, cash flows from purchasing and selling of mutual funds and other current investments would be reported as cash flows from operating and investing activities, respectively, under US GAAP.

In addition, under Argentine GAAP the effect of inflation and exchange rate changes on cash and cash equivalents were not disclosed by presenting a fourth cash flow statement category as required by US GAAP.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.b.,

except for per share and per ADS amounts in constant Argentine pesos or unless otherwise indicated)

The following tables set forth the condensed statements of cash flows prepared in accordance with US GAAP:

	For the year ended December 31,
	2006	2005	2004
Cash flows provided by operating activities	568,830	756,780	445,346
Cash flows used in investing activities	(117,057)	(175,212)	(94,445)
Cash flows used in financing activities	(562,309)	(254,961)	(362,733)
Effect of exchange rate changes on cash and cash equivalents	(868)	13,080	13,126
(Decrease) / increase in cash and cash equivalents	(111,404)	339,687	1,294
Cash and cash equivalents at the beginning of year	359,235	19,548	18,254
Cash and cash equivalents at year end	247,831	359,235	19,548

k)

Capitalization of interest cost

Details regarding the amount of the total interest and the effect of capitalized interest for the years ended December 31, 2006, 2005 and 2004 are as follows:

	December 31,
	2006	2005	2004

Total interest under US GAAP	177,448	180,469	251,297

- Capitalized interest under US GAAP	(2,561)	(3,392)	(1,886)

Total Interest charged to net income under US GAAP	174,887	177,077	249,411

l)

Accounting pronouncements issued but not yet adopted

1.

Fair Value Measurements

In September 2006, the FASB issued SFAS No. 157 “Fair value measurements” establishing a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. In developing this Statement, the Board considered the need for increased consistency and comparability in fair value measurements and for expanded disclosures about fair value measurements. The changes to current practice resulting from the application of this Statement relate to the definition of fair value, the methods used to measure fair value, and the expanded disclosures about fair value measurements. A single definition of fair value, together with a framework for measuring fair value, should result in increased consistency and comparability in fair value measurements. The expanded disclosures about the use of fair value to measure assets and liabilities should provide users of financial statements with better information about the extent to which fair value is used to measure recognized assets and liabilities, the inputs used to develop the measurements, and the effect of certain of the measurements on earnings (or changes in net assets) for the period. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company will be evaluating the impact of SFAS No. 157.

2.

Accounting for Uncertainty in Income taxes

In July 2006, the FASB issued FIN No. 48 “Accounting for Uncertainty in Income taxes” to clarify the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.b.,

except for per share and per ADS amounts in constant Argentine pesos or unless otherwise indicated)

periods, disclosure, and transition.The evaluation of a tax position in accordance with this Interpretation is a two-step process. The first step is recognition: The enterprise determines whether it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. In evaluating whether a tax position has met the more-likely-than-not recognition threshold, the enterprise should presume that the position will be examined by the appropriate taxing authority that would have full knowledge of all relevant information. The second step is measurement: A tax position that meets the more-likely-than-not recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. The tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. In principle, the validity of a tax position is a matter of tax law. It is not controversial to recognize the benefit of a tax position in an enterprise’s financial statements when the degree of confidence is high that that tax position will be sustained upon examination by a taxing authority. However, in some cases, the law is subject to varied interpretation, and whether a tax position will ultimately be sustained may be uncertain. Statement 109 contains no specific guidance on how to address uncertainty in accounting for income tax assets and liabilities. As a result, diverse accounting practices have developed resulting in inconsistency in the criteria used to recognize, derecognize, and measure benefits related to income taxes. This diversity in practice has resulted in non-comparability in reporting income tax assets and liabilities.This Interpretation is effective for fiscal years beginning after December 15, 2006. The Company is currently evaluating the impact of FIN No. 48.

3.

Fair Value Option  for Financial Assets and Financial Liabilities

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities", or SFAS No. 159. SFAS  No. 159 establishes a fair value option under which entities can elect to  report certain financial asset and liabilities at fair value, with  changes in fair value recognized in earnings. SFAS No. 159 is effective  for fiscal years beginning after November 15, 2007. The Company will be evaluating the impact of SFAS No. 159.

13. OTHER CONSOLIDATED FINANCIAL STATEMENTS INFORMATION

The following tables present additional consolidated financial statement disclosures required by Argentine GAAP:

a)

Property, plant and equipment, net

b)

Non-current investments

c)

Current investments

d)

Allowances and provisions

e)

Cost of sales

f)

Foreign currency assets and liabilities

g)

Expenses incurred

h)

Detail of maturities of investments, receivables and liabilities.

TRANSPORTADORA DE GAS DEL SUR S.A.

Note 13: OTHER CONSOLIDATED FINANCIAL INFORMATION

a) Property, Plant and equipment, net

(Stated in thousand of constant Argentine pesos as described in Note 2.b.)

	2006												2005	2004
	Original Cost					Depreciation								
									Expense for the year					
Main Account	Beginning of the year	Additions	Retirements	Transfers	End of the year	Accumulated at the beginning of the year	Retirements	Transfers	Amount	Rate %	Accumulated at the end of the year	Net book value	Net book value	Net book value
Pipelines	3,241,672	-	-	32,502	3,274,174	645,924	-	-	79,251	(1) 2.2	725,175	2,548,999	2,595,748	2,627,179
Compressor plants	1,096,524	-	-	59,544	1,156,068	356,903	-	-	44,331	(1) 3.3 to 25	401,234	754,834	739,621	735,665
Other industrial plants	178	-	-	81	259	24	-	-	10	(1) 3.3	34	225	154	87
Stations of regulation and/or measurement of pressure	111,062	-	-	1,485	112,547	38,331	-	-	4,447	(1) 4	42,778	69,769	72,731	74,546
Other technical installations	16,865	-	-	238	17,103	9,907	-	-	1,528	(1) 6.7	11,435	5,668	6,958	8,122
Subtotal assets related to gas transportation service	4,466,301	-	-	93,850	4,560,151	1,051,089	-	-	129,567	-	1,180,656	3,379,495	3,415,212	3,445,599
Assets related to gas upstream service	117,847	1,947	-	(8,882)	110,912	56,258	-	(5,186)	7,292	2.2 to 25	58,364	52,548	61,589	68,739
Assets related to NGL production and commercialization service	460,379	-	-	16,684	477,063	230,219	-	-	24,172	(1) 5.9	254,391	222,672	230,160	243,218
Lands	5,627	-	-	-	5,627	-	-	-	-	-	-	5,627	5,627	5,627
Buildings and civil constructions	141,974	-	-	17,652	159,626	41,315	-	4,390	6,259	2	51,964	107,662	100,659	95,352
Installation in buildings	4,735	-	-	42	4,777	1,651	-	-	220	4	1,871	2,906	3,084	3,303
Machinery, equipment and tools	32,322	390	-	1,416	34,128	23,734	-	590	2,473	6.7 to 20	26,797	7,331	8,588	10,106
Computers and Telecommunication systems	229,701	-	-	8,026	237,727	135,992	-	146	13,971	6.7 to 20	150,109	87,618	93,709	95,847
Vehicles	14,574	2,355	104	-	16,825	10,914	50	-	968	10 y 20	11,832	4,993	3,660	2,492
Furniture	12,719	23	-	309	13,051	10,981	-	60	209	10	11,250	1,801	1,738	1,841
Capitalization of exchange loss (1)	177,272	-	-	-	177,272	31,066	-	-	7,522	(1) 4,2	38,588	138,684	146,206	153,728
Materials	79,871	45,210	20,554	(16,466)	88,061	650	-	-	-	-	650	87,411	79,221	101,458
Line pack	13,867	-	-	-	13,867	1,614	-	-	-	-	1,614	12,253	12,253	12,065
Works in progress	99,568	100,554	-	(112,631)	87,491	-	-	-	-	-	-	87,491	99,568	73,190
Advances to suppliers of property, plant and equipment	13,447	5,932	-	-	19,379	-	-	-	-	-	-	19,379	13,447	5,585
Total 2006	5,870,204	156,411	20,658	-	6,005,957	1,595,483	50	-	192,653		1,788,086	4,217,871		
Total 2005	5,728,716	171,530	30,042	-	5,870,204	1,410,566	2,076	-	186,993		1,595,483		4,274,721	
Total 2004	5,638,095	109,385	18,764	-	5,728,716	1,229,627	352	-	181,291		1,410,566			4,318,150

(1) See Note 2.j).

TRANSPORTADORA DE GAS DEL SUR S.A.

Note 13: OTHER CONSOLIDATED FINANCIAL INFORMATION

f) Foreign currency assets and liabilities

	2006				2005		
	Foreign currency and amount (in thousands)		Exchange rate	Amount in local currency	Foreign currency and amount (in thousands)		Amount in local currency
CURRENT ASSETS							
Cash and deposits in banks	US$	283	3.022 (1)	855	US$	182	545
Investments, net	US$	140,665	3.022 (1)	425,090	US$	157,602	471,546
Trade receivables, net	US$	31,068	3.022 (1)	93,887	US$	31,719	94,903
Other receivables	US$	2,957	3.022 (1)	8,936	US$	2,016	6,032
				528,768			573,026
NON CURRENT ASSETS							
Trade receivables	US$	4,868	3.022 (1)	14,710	US$	6,147	18,393
Property, plant and equipment, net	US$	2,258	3.022 (1)	6,824	US$	3,536	10,580
	XEU	678	3.986 (1)	2,703	XEU	177	626
				24,237			29,599
				553,005			602,625
CURRENT LIABILITIES							
Accounts payable	US$	11,971	3.062 (2)	36,656	US$	8,164	24,753
	XEU	-	- (2)	-	XEU	83	298
Loans	US$	32,352	3.062 (2)	99,063	US$	39,332	119,255
Other liabilities	US$	141	3.062 (2)	432	US$	175	531
				136,151			144,837
NON CURRENT LIABILITIES							
Accounts payable	US$	4,033	3.062 (2)	12,350	US$	5,680	17,221
Loans	US$	626,559	3.062 (2)	1,918,524	US$	796,980	2,416,443
				1,930,874			2,433,664
				2,067,025			2,578,501

(1) Buying exchange rate as of December 31, 2006,

(2) Selling exchange rate as of December 31, 2006,

US$: United States of America dollars

XEU: Euros

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Eduardo Pawluszek
	Name:	Eduardo Pawluszek
	Title:	Chief Financial Officer

By:	/s/Carlos Ariosa
	Name:	Carlos Ariosa
	Title:	Senior Legal Counsel